Form 10-K, Exhibit 13
period 1995-09-30
NATIONAL FUEL GAS CO
filed 1995-12-20
CIK 70145

EXPLORATION AND PRODUCTION AND OTHER NONREGULATED ACTIVITIES

Management's decisions to delay production, drilling, workovers and recompletions due to extremely low gas prices, as well as those low prices, caused 1995 operating income before taxes to decrease to $16.4 million from $21.8 million in 1994.
     Natural gas futures contracts traded on the New York Mercantile Exchange (NYMEX) have become a valuable tool, not only in hedging the price of our production, but also in evaluating probable price trends. Last year the NYMEX prices indicated that the unusually warm winter was an aberration and that with the return of more normal weather, gas prices would rise. That has clearly been the case so far in fiscal 1996. We view our reserves as "money in the bank" and seek to maximize the benefit of that asset to our shareholders by producing at the most favorable price.
     By postponing the drilling of new gas wells, we were unable to counteract the natural depletion rates of both gas and oil condensate production from existing wells. Our 1995 gas production declined 2.3 Bcf, or 10%, from the prior year. The weighted average price received for natural gas in fiscal 1995 decreased $.51 per Mcf. Oil and condensate production decreased by 291,000 barrels, or 28%. A price increase of $1.30 per barrel was not sufficient to offset the lower level of oil production. West Cameron 552, our significant discovery offshore in the Gulf of Mexico in 1994, was the largest single field we shut-in this year. Effective October 5, 1995 it was back on production and, on December 1, it was producing 61,000 Mcf of gas per day and 870 barrels of oil condensate per day. We own 100% of the working interest in the block.
     Importantly, since we did not engage in much of our planned drilling activity, we concentrated on acquisitions, thereby positioning ourselves for the return of more normal weather and prices. Moreover we replaced 154% of our production in 1995, a good part of it through those acquisitions. In addition, we maintained our emphasis on cost control. A good indication of this is the decrease in Seneca's lifting cost over time. Lifting cost is the unit of production cost (including production and franchise taxes) incurred to raise gas and oil from a producing formation. Since 1991, our lifting cost has decreased from $.59 per Mcf equivalent to $.44 per Mcf equivalent. A significant portion of recent savings was achieved in our Appalachian operations, and reflects the wisdom of the 1994 merger of those operations into Seneca.

<PAGE 2>

Major Discoveries, Acquisitions in Offshore Gulf Coast
Our focus continues to be centered in the Gulf Coast region. In April we announced a significant oil discovery at Vermilion 252. We have booked 24.2 Bcf equivalent to reserves for the discovery and plan on drilling two more wells in 1996.
     We made an offshore oil acquisition in West Delta Blocks 31 and 32 with several co-participants. Our interest in the production is 1,100 Mcf of gas per day and 800 barrels of oil condensate per day. We are in the process of evaluating three-dimensional (3-D) seismic data acquired with the purchase to identify additional drilling opportunities.
     Also, we obtained ten of the fourteen drilling leases on which we bid in the May 1995 Central Gulf of Mexico Federal Lease Sale. In the Western Gulf Federal Lease Sale in September 1995, we were high bidder on the one lease for which we bid. That lease has not yet been awarded. These additional prospects, along with existing prospects, provide us with a 23 block drilling base to continue a steady program offshore for the next three years.
     This year we completed three wells located at West Cameron Block 552 in the Federal waters offshore Louisiana. One of these is shown on the cover of this report, as is a slice of the seismic data used to make the find. Two dimensional and 3-D seismic technology, which enables us to record data and actually create an image of what is under the ground, is the most notable element of our successful offshore drilling program. Our skill in using it has resulted in an 82% drilling success ratio in our offshore program since its inception.

Onshore Gulf Program - Horizontal Drilling Maintains Perfect Success Rate Because of the delays in activity, we drilled only three horizontal wells in 1995, all of which were successful. This continues our 100% success rate for a total of 25 wells in this part of our onshore program.

Appalachian Activity
This year we focused on cost cutting in our East program. We reduced our lifting cost in Appalachia from $.55 per Mcf equivalent last year to $.50 per Mcf equivalent. In addition, general and administrative expenses were cut by 50% from $1,406,000 to $698,000. Our cost savings were achieved through a variety of innovations and efficiencies, including staff reductions and the judicious use of outside contractors.

West Coast Activity
On our Temescal acreage we drilled three successful wells, all of which were on proved, but undeveloped sites (meaning that the reserves had been booked in previous years). Also this year, we made a $3.5 million acquisition of a 240-acre lease located in the Silverthread Field of California. Since assuming operation, Seneca has improved total production over 25%, without adding additional personnel. It is an example of the type of acquisition we pursue.

<PAGE 3>

     Exciting recent news is the lifting of the export ban on Alaskan oil. The influx of Alaskan oil has depressed the California oil market for years. The elimination of the ban should improve the price of California oil.

Hedging Activity
We continue to eliminate a portion of the market risk associated with fluctuations in the price of natural gas and crude oil through hedging. Our intent is to lock in prices on approximately 60-75% of expected production, if we can do so at prices acceptable to us. In 1995, a year of low gas prices, hedging preserved $7.0 million of pre-tax revenues, or $.12 per share after tax.

Future Plans
Our current plans for fiscal 1996 are to drill up to eight wells offshore in the Gulf, four to six horizontal wells onshore in Texas, and two wells in California. In addition, we are seeking to apply successful technologies, like the use of 3-D seismic data and horizontal drilling, to new areas. As a result, we will drill up to two wells in the West Texas Permian Basin, where Seneca is participating in a regional 3-D seismic program, and four to six wells in Ohio utilizing a unique regional evaluation to identify potential oil plays. As in the past, we will also evaluate other opportunities and prospects.

Other Nonregulated Activities
National Fuel Resources'  Profits  Increase
National Fuel Resources (NFR), our nonregulated full service gas marketing company, increased pre-tax operating income by 46% to $2.4 million.
     Many state regulatory commissions are requiring local utilities to allow customers to purchase gas supplies in the competitive markets. NFR has capitalized on these changes. In 1995, we expanded our services by opening an office near Newark, New Jersey. Moreover, NFR also acquired Integrated Gas Marketing, which marketed to retail commercial and industrial markets, principally in New York.
     In September 1995, NFR received approval from the FERC to become a wholesale electric power marketer, and is pursuing other necessary approvals. We expect to begin marketing wholesale electric power within the next year.

Leidy Hub, Inc. Joins New Business Entity
In 1995 Leidy Hub, Inc. formed,  with affiliates of NGC Corporation,  Nicor
Inc. and Pacific Enterprises, an entity known as Enerchange, L.L.C. (Enerchange). Enerchange will develop, manage and operate interests in natural gas hubs located throughout North America. In addition to the Ellisburg-Leidy Hub, we now have an interest in the Chicago Hub and the California Energy (Los Angeles) Hub. Leidy Hub is a 14.5% owner of Enerchange.

<PAGE 4>

     Enerchange is a 50% participant in another entity formed to develop and promote an electronic trading system. As more and more local gas utilities unbundle their sales and transportation services, we anticipate that Enerchange's three market centers will become a vital link for parties buying and selling gas.

Timber Division
Earnings were down slightly this year in our timber operation, reflecting a decline in the price received for lumber. Nonetheless, this business contributes positively to earnings.

Pipeline Construction Subsidiary Discontinued
In 1995 we elected to discontinue  Utility  Constructors,  Inc. (UCI),  our
nonregulated   pipeline  construction   subsidiary,   because  of  few  pipeline
construction projects. The sale of that subsidiary's equipment, net of accrued expenses, amounted to a gain of $.03 per share to earnings.

New Subsidiary Pursues International and Domestic Energy Projects
Horizon Energy Development, Inc. is a newly formed subsidiary created to engage in the development, financing and acquisition of international and domestic electric generation projects and in foreign utility companies. To facilitate our foreign electric generation initiative, Horizon has succeeded to the interest of two former partners in a partnership known as Sceptre Power Company. Our partners in Sceptre have developed a number of domestic power projects, and they have engaged in the development of foreign and domestic steam and electric power generation projects since 1993. With the experienced team we now have in place, we are actively pursuing opportunities in South America, Eastern Europe and Asia.

UTILITY OPERATION

Efforts in the Utility Operation continue to focus on providing high quality service at the lowest possible cost to customers, while pursuing an appropriate rate of return for shareholders. While our customer service and cost containment performance remain strong, the financial results for the Utility Operation declined this year, with operating income before income taxes of $83.8 million, down 8% from $90.6 million in 1994. Extremely warm weather and lower than expected residential and commercial usage took their toll on this segment in fiscal 1995.
     Temperatures were 7% warmer than normal and 12% warmer than last year. Consequently, total utility throughput declined by 10.3 Bcf. As designed, a weather normalization feature in New York rates tempered the impact of the weather on earnings. We do not have a similar adjustment mechanism in our Pennsylvania service area and, therefore, weather negatively affected earnings in this jurisdiction. Also impacting 1995 results was the annual reconciliation of gas costs in New York that resulted in $4.3 million of lost and unaccounted for gas that was in excess of that recoverable in rates.

<PAGE 5>

     Even with significantly warmer than normal weather, we were able to take advantage of recently introduced incentive mechanisms in both New York and Pennsylvania which allow us to retain a portion of the revenues derived from the sale of gas outside our service territory. We also have an incentive mechanism in New York under which we retain a portion of the savings realized from the release to third parties of upstream pipeline capacity when that capacity is not needed to serve our customers. In 1995, these incentives combined to add approximately $830,000 to revenues.

Competitive and Customer-Driven Rate Structures
Regulatory changes will continue to impact how we provide service to customers and generate earnings for the company. Utilities have historically received most of their revenue from retail sales of gas to homes and businesses. This is referred to in our industry as "bundled sales" because the customer pays a single price for a package of services including the cost of gas and the associated transportation, balancing and storage costs necessary to deliver it.
     Recent regulatory actions have now given the company the opportunity to truly engage in a new competitive era. Of particular note, the Public Service Commission of the State of New York (PSC) approved a rate design settlement as part of our most recent rate case under which we became the first New York utility to "unbundle" gas sales and transportation services pursuant to a December 1994 PSC order known as the Generic Restructuring Order.
     The Generic Restructuring Order instructed all New York gas utilities to unbundle their services and to offer market-based rates, if appropriate.
     Pursuant to that order, our utility negotiated a settlement agreement providing for transportation service with, among others, groups representing our large industrial customers. The PSC approved the settlement and, as of September 20, 1995, New York customers who use 5,000 Mcf or more of gas per year may now choose from a menu of unbundled services including transportation, customized sales services, and daily or monthly-metered options. Rates for these new services may be "flexed" at the company's discretion, in order to better respond to growing competition.
     On November 9, 1995, we submitted a filing to the PSC which proposes to eliminate the 5,000 Mcf per year minimum volume requirement for transportation service, thereby creating an opportunity for all customers, including residential, to choose their gas supplier. We anticipate that this proposal will be approved in some form in the Spring of 1996. Because of the complexity involved in nominating and managing gas supply, it is not likely that customers who use less than 2,500 Mcf of gas a year will initially take advantage of the new unbundled services. However, we are committed to eventually making this concept work for all customers, including the private homeowner.

<PAGE 6>

     A service innovation of this kind is nothing new to us. In fact, we view the Generic Restructuring Order as a regulatory endorsement of many of the decisions the company had already implemented. We were the first utility to unbundle services to our customers when we introduced a transportation rate in 1983 in New York. During the past five years alone we have increased the number of transportation customers to 1,528 from 752, with nearly all industrial customers that qualify electing to receive transportation service. We have also been an innovator in Pennsylvania by offering many unbundled services in that state to allow customers greater flexibility and lower prices.
     National Fuel is, and will continue to be, an industry leader in offering flexible rate and service options to meet customer needs in an ever-changing and more price sensitive environment.

Company Efforts Result in Competitive Utility Prices
One of our proudest accomplishments over the past decade has been the competitiveness of our retail rates. We continue to be one of the lowest priced gas utilities in the states in which we operate.
     However, several factors that remain beyond our control have a direct and substantial impact on our cost of providing service. Taxes currently represent some 17.4% of a residential customer's gas bill in New York and 10% in Pennsylvania. Included in New York is the Gross Receipts Tax, which represents as much as 8.4% of an average residential customer's bill and, in effect, is concealed, since by law we are unable to itemize it. Also significant is the subsidization of uncollectible account expense by those customers who unfailingly pay their gas bills. We are aggressively addressing these concerns in an effort to keep natural gas rates as reasonable as possible for our customers.
     At the same time, we are taking steps to reduce costs for customers who simply cannot make ends meet. We currently have pilot "low income" rates in effect in New York and Pennsylvania. These programs enable customers to have continued gas service while reducing their usage and remaining current in their payments. Also, we are working to establish a pilot transportation program for the Erie County, New York Department of Social Services that, if approved by the PSC, would enable the direct purchase of gas supplies for delivery to the Department's low income clients. This should reduce expenses for the Department and our customers alike. At the federal level, we are working to preserve funding for the Low Income Home Energy Assistance Program (LIHEAP) which is being reduced and is in jeopardy of being eliminated entirely for the winter of 1997. LIHEAP has been a safety net program for many of our customers for 17 years.
     Our gas acquisition is focused on maintaining our competitive price position by taking advantage of opportunities to refine our current contracts and explore new gas supply alternatives.

<PAGE 7>

     An example of these efforts is Distribution Corporation's recent notice to terminate a transportation agreement with Tennessee Gas Pipeline Company effective August 1996, which covers 30,750 Decatherms per day. Our intent is to replace this transportation service with competitively priced winter-only service from storage service operators. This should produce a savings of about $5 million per year.
     In addition, we signed a gas storage agreement with Avoca Natural Gas Storage to commence in October 1998. Use of this storage service will replace other upstream capacity and result in an estimated future savings of over $5 million dollars per year.

Customer Service Emphasized
Our customer satisfaction level remains high at 86.9 percent. We measure how satisfied our customers are with recent contacts with the company, whether it be over the telephone, in person at a Consumer Assistance Center, or at their homes. The results are used to identify training needs, as a guide for the modification of policies or procedures and as part of the PSC customer service performance incentive plan. The plan establishes minimum customer service levels for the company's telephone response time, percentage of field appointments kept, timeliness of new service line installations, frequency of billing adjustments and estimated meter readings, customer satisfaction levels and number of complaints to the PSC.
     Our excellent customer service is due to the expertise of our employee group. With an average tenure of 22 years, our experienced employees work diligently to provide the low cost, dependable service upon which our customers have come to rely. Their unwavering commitment is demonstrated by our ability to maintain strong customer satisfaction levels even while aggressively containing costs.

Rate Developments
In order to recover the capital investments and operating expenditures required to provide a safe and reliable utility system for our customers, we have been on a schedule of filing annual rate increase requests. In December 1994, the Pennsylvania Public Utility Commission (PaPUC) approved a $4.8 million rate increase with a rate of return on equity of 11.0%. Rates took effect that same month. In a subsequent case filed in March 1995, a settlement was approved by the PaPUC in September 1995. The rate change amounted to an increase of $6.0 million in annual revenues with no specified rate of return on equity. New rates were effective as of September 27, 1995.

<PAGE 8>

     In September 1995, the PSC issued an order authorizing a base rate increase of $14.2 million with a rate of return on equity of 10.4%. Subsequently, the company filed a rate request with the PSC in November 1995, in which it is seeking an increase of $28.9 million to be effective in October 1996.

PIPELINE AND STORAGE

The year 1995 was dominated by the need to address major regulatory and Company initiatives, specifically the continuing restructuring of our industry, compliance with the Clean Air Act Amendments of 1990 and the placement of the final touches on the merger into Supply Corporation of its former sister company, Penn-York. A series of strategies with respect to these issues converged toward fulfillment this year. As a result, our Pipeline and Storage segment is well-positioned for the rapidly approaching competitive world. Moreover, we were able to accomplish our goals while at the same time increasing earnings.

Financial Performance
In spite of higher operating costs, and the recording of a reserve in the amount of $3.7 million for previously deferred preliminary survey and investigation charges for the Laurel Fields Storage Project, operating income before income taxes increased 9% to $67.9 million in fiscal 1995 compared to $62.3 million last year. This result reflects the application of a final rule issued by the Federal Energy Regulatory Commission (FERC) which addresses and clarifies financial reporting aspects of the current practices for unbundled pipeline sales and open access transportation.

Positioning Ourselves
In 1995 over 80% of our transportation and storage revenues were attributable to long-term contracts. Nonetheless, our pipeline and storage business is moving closer to a truly competitive market. States are beginning to open utility markets to competition. Some utilities, in turn, have pipeline capacity they no longer require because certain customers are not purchasing gas from them. In the short-term the capacity is being sold to others. As existing contracts expire, utilities will not fully renew current contracts. Hence, pipeline capacity has become a commodity.
     We believe that the ultimate conclusion of this evolution will be a fully competitive marketplace. Companies like Supply Corporation will be competing against each other to provide transportation and storage service to those who require it. It also appears that long-term contracts will generally be a thing of the past, as customers will want flexibility to respond to further market changes.
     To position ourselves for the new era we have concentrated on putting regulatory issues behind us so that we can focus on what is important in a competitive market: providing the most reliable and economical service to our customers.

Rate Activity
On November 6, 1995, an administrative law judge certified a settlement in principle to the FERC in Supply Corporation's October 1994 rate case filing, which would increase our revenue by $6.4 million annually. The services and facilities of Penn-York, an affiliate merged into Supply Corporation effective July 1, 1994, will be rolled-in to the latter company's rates. The result will be a more efficient structure.

<PAGE 9>

     Competition already exists for us with respect to approximately two-thirds of the storage capacity we dedicate to nonaffiliated customers. That capacity is now subject to year-to-year contracts. In the pending settlement, Supply Corporation has agreed not to seek recovery from existing customers of lost revenues related to terminated storage service for five years, as long as the terminations are not greater than approximately 7 Bcf. We feel confident that we will be able to remarket such volumes. We also agreed not to file a new rate case based on increased cost of service for three years. These actions are taken in recognition of the fact that we are now part of the competitive world.

Gathering Rates
Supply   Corporation  has  approximately  $20  million  of  production  and gathering facilities used, in part, to gather natural gas of local producers in the Appalachian region. The FERC has directed Supply Corporation to fully unbundle its production and gathering cost of service from its transportation cost of service, and to establish a separate gathering rate. An administrative law judge certified a new settlement in principle on this matter to the FERC in October 1995. As a consequence, the company believes that it will earn on and fully recover its investment in production and gathering facilities.

Environmental Compliance
As a result of the requirements of the Clean Air Act Amendments of 1990, Supply Corporation spent $5.1 million in fiscal 1995 to retrofit 16 compressor stations with "clean burn" equipment. The refitted units reduce emissions of nitrogen oxides by about 90 percent, realize fuel savings of three to five percent, and require less maintenance. Importantly, we successfully completed this extraordinary and expensive project within the period necessary for recovery in our latest rate case. Because we do not expect to file a case for at least three years, this action ensured that our shareholders earn a reasonable return on their investment for that period.

Laurel Fields Storage Project Postponed
We  withdrew  our  application  from  the  FERC  to  construct   facilities
associated with our Laurel Fields Storage Project. While we believe that the project is solid, there was not sufficient customer interest at this time due to the restructuring of the natural gas industry. In particular, many potential customers are tied to long-term transportation contracts through the year 2000 and beyond. We continue to believe that it makes sound business sense for customers to store gas near ultimate markets. Because of that belief, we plan on remarketing our storage proposals in 1997 or 1998, to leave sufficient construction time to bring the projects to fruition by the year 2000, when many contracts for pipeline transportation expire giving customers the option to switch to storage service.

<PAGE 10>

Future Plans
After the final settlement of our current rate case, Supply Corporation's maximum rates should be fixed for at least three years and possibly longer. By running a tight ship and keeping capital expenditures within the depreciation allowance, Supply Corporation has the opportunity to generate appropriate earnings for the benefit of our shareholders.
     Moreover, our affiliates continue to develop the market area hub in the vicinity of Ellisburg and Leidy, Pennsylvania. Within this area, Supply Corporation enjoys the unique position of interconnecting with all of the major pipelines bringing Canadian and southwest gas to the northeast. It is our intent to foster increases in activity at the hub with the goal of also increasing volumes transported and revenue for Supply Corporation. Finally, we will continue to pursue acquisition opportunities as they present themselves.

<PAGE 11>

APPENDIX TO EXHIBIT 13 - This appendix contains a narrative description of image and graphic information as contained in the discussion of the Company's business segments included in the paper copy of the Company's combined Annual Report to Shareholders/Form 10-K.

I.  Exploration and Production and Other Nonregulated Activities

    a)  Graph - Oil and Gas Prices

        A bar graph detailing weighted average oil and gas prices (in dollars) for the years 1991 through 1995, as follows:

              1991    1992    1993    1994    1995
              ----    ----    ----    ----    ----

        Gas   $2.00   $1.97   $2.20   $2.18   $1.67

        Oil  $20.62  $17.11  $16.78  $14.86  $16.16


    b)  Graph - Lifting Costs

        A bar graph detailing lift costs (in dollars per equivalent thousand cubic feet (Mcf)) for the years 1991 through 1995, as follows:

              1991    1992    1993    1994    1995
              ----    ----    ----    ----    ----

              $.59    $.62    $.54    $.45    $.44

        Dotted line crossing horizontally across the 5 bars indicates the 5-year average of $.51.

    c)  Graph - Oil and Gas Proved Reserves

        A bar graph detailing oil and gas proved reserves (in million of barrels (MMbbl) and billion cubic feet (Bcf), respectively) for the years 1993 through 1995, as follows:

                         1993     1994     1995
                         ----     ----     ----

        Gas (in Bcf)    175.1    247.4    221.5

        Oil (in MMbbl)   18.5     17.5     22.9

    d) Image - Picture of offshore drilling platform in West Delta 30 field with the following caption: West Delta 30 Field covers 11 blocks and is one of the largest fields in the Gulf of Mexico. The field was discovered in the late 1950s and one of the blocks in the field was

<PAGE 12>

        purchased by Seneca Resources in September 1995. The field has produced half a billion barrels of oil and seven-tenths of a trillion cubic feet of gas.

    e) Image - Map of Gulf Coast of Texas and Louisiana, including offshore, indicating areas where Seneca Resources Corporation has prospects, successful discoveries and wells on-production.

    f) Image - Picture of drilling rig in Temescal 9-5 field with the following caption: Temescal 9-5, located near Lake Piru, California in Ventura County, has proven to be a successful well with production at 210 Mcf of natural gas per day and 193 barrels of oil per day. This field found by Seneca was the first new discovery in Ventura County in more than ten years.

    g) Image - Map of the United States identifying the location of the Ellisburg-Leidy Hub, California Hub (Los Angeles) and Chicago Hub.

II.  Utility Operation

     a) Image - Picture of employee conferring with realtor/contractor in Erie, Pennsylvania with the following caption: The New Services Department expedites new service requests by giving the customer one contact who coordinates the application process through completion. The company's goal is to install new services within 10 days. Wanda Bender, Supervisor of New Services, confers with Realtor/Contractor John Schaefer who is developing a residential subdivision in Millcreek Township, Erie, Pennsylvania.

     b) Image - Picture of airplane de-icing with the following caption: Process Technologies Inc. (PTI) developed the Infratek system, a revolutionary natural gas-driven radiant heat process to improve airplane de-icing and make it more environmentally friendly. National Fuel supported PTI's demonstration at the Greater Buffalo International Airport. Natural gas was used to power the testing.

<PAGE 13>

     c) Graph - Two bar graphs detailing the Utility Operation's transportation revenues (in millions of dollars) and transportation volumes (in Bcf) for every other year, beginning in 1985 through 1995, as follows:

                        1985   1987   1989   1991   1993   1995
                        ----   ----   ----   ----   ----   ----

Revenues
  (millions of dollars) $5.4  $10.4  $17.8  $22.4  $30.2  $37.2

Volumes (Bcf)            7.0   16.5   31.4   39.8   48.9   52.8

     d) Graph - Bar graph detailing National Fuel's utility rates as being lower than the state average in both New York and Pennsylvania, based on an average annual cost for the three years ended September 30, 1995, as follows:

                       National Fuel     State Average

         New York          $904               $997

         Pennsylvania      $860               $882

     e) Image - Picture of production at Abbott Laboratories' Cheektowaga, New York plant with the following caption:
         Abbott Laboratories' Cheektowaga, New York plant manufactures plastic medical components for customers around the world. It is National Fuel's seventh cogeneration customer. The gas-fired, 2 megawatt cogeneration system will allow Abbott to reduce its energy costs resulting in a payback period of less than four years and will add 180 MMcf per year to National Fuel's annual throughput. Plant Manager William P. Bobo, Jr. and National Fuel's Senior Energy Consultant Carol Tuzzolino observe Production Specialist Sandy Conners producing a sight chamber at a plastic injection molding machine.

<PAGE 14>

     f) Graph - A pie graph detailing the use of the New York revenue dollar (in percents), broken down as follows:

         Gas Purchases              45.5%
         Other Operating Costs      29.2
         Taxes                      17.4
         Interest Charges            4.1
         Earnings                    3.8
                                   ------
                                   100.0%

III.  Pipeline and Storage

      a)  Graph  -  A  pie  graph  of  the   Pipeline   and  Storage   segment's
          transportation and storage service revenues by contract length (in percents) for 1995, broken down as follows:

          Less than One Year           3%
          One to Five Years           16
          Greater than Five Years     81
                                     ----
                                     100%

      b) Image - Picture of Company's gas dispatch operations with the following caption: Gas Dispatch operations have been consolidated to a new Gas Control Operations Center. Monitoring system operations are Gas Dispatch personnel John O'Brien, Timothy Duggan, David Fridmann and Timothy Cody.

      c) Image - Picture of employee monitoring compression equipment at the Company's Independence Compressor Station, Andover, New York, with the following caption:
          New, state-of-the-art emission reduction equipment, as well as fire and gas detection equipment has been installed on a number of compressor stations. These devices will result in 90% cleaner air emission and improved safety protection. Guy Milligan, Station Engineer at the Independence Compressor Station, Andover, New York, regularly monitors compression equipment.