Form 10-K405, Exhibit 13
period 1996-09-30
NATIONAL FUEL GAS CO
filed 1996-12-18
CIK 70145

Letter to Shareholders
     We are proud to bring you this 1996 Annual Report. Truly, it has been an outstanding year highlighted by:
     o An earnings increase to $104.7 million, or $2.78 per share - up 38% from last year's $75.9 million, or $2.03 per share.
     o A dividend increase in June of 3.7%, to $1.68 on an annual basis. Our record now stands at 26 years of consecutive increases and 94 years of uninterrupted payments.
     o Total system gas volumes of 423.8 Bcf equivalent, a company record.
     o Total production of 49.2 Bcf equivalent, a 94% increase.
     o A 28% increase in our stock price to $36.75 at year end. At the time of this writing, the price has reached the low $40's.
     o A total return on shareholder investment (with dividends reinvested) for the fiscal year of 33.7%, comparing very favorably with the S&P 500 and Dow Jones Industrial indices.
     The 38% jump in this year's earnings results from a superb performance by each of our established segments, partly offset by the costs associated with our efforts to develop a new international business.
     In addition, there were two special items in earnings this year. First, as part of our continued restructuring efforts in our regulated businesses, last August we offered a Special Early Retirement Offer (SERO) to certain employees of our Utility and Pipeline and Storage subsidiaries. Of the approximately 400 people eligible, 236 accepted and retired, effective October 1, 1996. Our 1996 earnings reflect an after-tax charge of $5.2 million, or $.14 per share, related to costs associated with the SERO.
     The second is a credit related to gas costs. In 1995 the New York Utility division recognized an after-tax charge of $2.8 million of purchased gas expense in excess of that recoverable in rates. In fiscal 1996, we determined that this amount was overstated by $4.2 million after-tax, or $.11 per share. However, the 1996 annual reconciliation of gas costs resulted in an after-tax charge of $1.5 million, or $.04 per share. Thus, the net impact on 1996 earnings of all gas cost reconciliations was a positive $.07 per share.
     Growing Value
     We have made "growing value" the theme of this year's Annual Report. Our pledge to you is to continue to focus our energies not only on increasing the size of your Company, but also on enhancing its value per share.1
     Utility
     In our Utility segment pre-tax operating income rose 38% to $115.3 million. The principal factors helping this segment's results were new rates effective September 1995 in both our Pennsylvania and New York jurisdictions, our ongoing efforts to control expenses, the gas cost credit noted above, and weather in our Pennsylvania jurisdiction where it was 17.1% colder than the prior year and 8.1% colder than normal. In New York there was little impact on results due to the cold. Rather, our weather normalization clause mitigated the impact of weather by decreasing our customers' bills by $10.6 million. A $4.1 million, or $.11 per share, after-tax charge was also recorded for the SERO.
     A significant achievement in 1996 was a two-year settlement of our New York rate case. Elements of the settlement include our agreement to limit rate increases to 1.1% for each of the fiscal years commencing October 1, 1996 and October 1, 1997. The settlement also includes a number of incentives. The Company may earn a maximum of 25 basis points, or incur a maximum penalty of 50 basis points, of return on common equity based on various measurements of customer service. In addition, there is a gas cost incentive mechanism designed to compare the Company's spot gas purchases to monthly gas cost targets. Earnings, excluding the customer service incentive, will be based on a target of a 12% return on common equity for each of the fiscal years ending 1996, 1997 and 1998. The measurement will be on a cumulative basis over the three years. Earnings above the target will be shared 50-50 with customers.
     The adage holds that no news is good news. This year we did not file a rate case in Pennsylvania. As in New York, we have emphasized cost control in this jurisdiction and our efforts are bearing fruit. In each state our rates in 1996 remained below the state average for comparable utilities.
     Given the increasingly competitive nature of our industry, it is important for us to focus on providing reasonably priced, customer-friendly service, rather than on litigating major regulatory proceedings. We believe that the public utility commissions in both New York and Pennsylvania have given us the opportunity to move forward in the current competitive environment and, consequently, we intend to avoid large protracted rate cases.1
     Our goals in the Utility Operation are:1
     o To continue to aggressively control costs while maintaining excellent customer service.
     o To make our system even more user-friendly to those desiring to sell gas on it.
     o To seek profit-generating opportunities.
     To meet the first objective, we continue to cast a critical eye on all of our internal processes. Ongoing restructuring enabled us to reduce employment significantly through the already discussed SERO, thereby increasing our efficiency by 17% to 378 customers served per employee. At the same time we are maintaining excellent performance in customer service, including timely appointments and telephone response. In addition, we were able to decrease our capital expenditures in 1996 by $1.1 million from fiscal 1995 and plan a further $1.8 million reduction in fiscal 1997.1 Another ongoing initiative is a proposed low-income gas purchase and transportation pilot program with the Erie County, New York Department of Social Services. This innovative program seeks to reduce costs for the county, payment-troubled customers and our utility alike.1 Review of our proposal is occurring at the state level in the context of welfare reform.
     Restructuring the Utility
     In a March 28, 1996 order, the New York Public Service Commission (PSC) adopted a generic framework for all local gas distribution companies within the state to allow their customers to purchase gas from sources other than a utility. Following that order, we placed tariff provisions in effect as of May 1, 1996, toward that end. At present, however, a non-utility choice is not advantageous to residential customers because of its cost. In large part, the high cost is due to the significant customer protections required of utilities by the PSC which are then passed along in rates. We will continue to work with the PSC on removing impediments to more efficient natural gas service in order to achieve cost savings for our customers.1
     In Pennsylvania, restructuring is now being evaluated via individual gas company pilot programs. Given the recent passage of legislation to restructure the electric industry, it is possible that future legislation could pass with respect to the natural gas industry.1
     To test our customers' interest in purchasing gas from gas marketers, the Company is proposing a residential pilot program within both jurisdictions and hopes to have it in place in fiscal 1997.1 Unlike most pilots underway around the country, our program, if approved, would provide a unique opportunity to test competition in an environment where the utility no longer acts as a merchant of gas.1
     Revenue Enhancement
     This year, our industrial and commercial volumes increased by approximately 7% and 6%, respectively, after removing the impact of weather. We attribute this result to an increasingly healthy business climate in the Western New York region. The Buffalo-Niagara Falls, New York unemployment rate for October 1996 was 4.6%, comparing favorably with the 4.9% national rate. Recent positive economic news includes the selection of Buffalo, New York over Tennessee as the site for manufacturing and distribution operations of a Canadian furniture company. To pursue growth, we have augmented our sales efforts with a technical services group which advises customers on energy options. Areas covered range from educating transportation customers on effective purchasing methods to the rendering of advice on re-engineering of industrial processes to utilize natural gas.
     Pipeline and Storage
     In this regulated business, pre-tax operating income increased by 7% to $72.9 million in 1996. The rise was mostly due to new rates which went into effect on April 1, 1996, retroactive to June 1, 1995. The portion attributable to fiscal 1995 amounted to $1.2 million after-tax, or $.03 per share. In 1996 this segment saw lower revenues from unbundled pipeline sales and open-access transportation than in 1995. Moreover, the SERO resulted in an after-tax charge of approximately $1.1 million, or $.03 per share. In addition, 1995 earnings were reduced by approximately $2.2 million after-tax, or $.06 per share, for certain preliminary costs related to a storage project.
     The Federal Energy Regulatory Commission's (FERC) approval of two Pipeline and Storage settlements in February sets the stage for our future. The settlement of our rate case provided an increase in revenues of approximately $6.0 million and established rates until at least April 1, 1998. Like our Utility segment, it is the goal of this segment to avoid filing a rate case for as long as possible.1 The settlement provides us with essential flexibility. For instance, we now benefit from 100% of interruptible transportation and storage revenues. Previously the portion we retained was just 10%. We also agreed to be at risk for marketing a portion of unsubscribed storage service. Such risk is ultimately part of the competitive world and we do not anticipate any problem marketing storage turned back to us.1 Offers were accepted on 3.3 Bcf of storage service effective April 1, 1996, albeit at discounted rates. Currently, we are marketing 1.1 Bcf of storage subject to contracts that expire in March 1997. Of note, over 80% of our combined 1996 transportation and storage revenues related to contracts of five or more years. In February the FERC also approved a settlement that will allow a five-year transition to fully unbundled gathering rates and recovery of our investment with respect to our Appalachian gathering system.
     By laying these regulatory matters to rest, we can now focus all of our energies on the growth of our business. Our approach is twofold:1
     o To exploit our existing location between Canada and the energy-hungry East Coast markets.
     o To expand into new geographic areas through acquisitions and joint ventures.
     An exciting business opportunity in our existing territory is our proposed 1998/1999 Niagara Expansion Project. An open season was held this fall to ascertain customer interest in expanding transportation capacity from the Canadian border at Niagara Falls, New York to Leidy, Pennsylvania by 250 - 500 MMcf per day. (This translates to 91.3 Bcf to 182.5 Bcf per year of incremental Canadian gas transportation. In 1996, transportation of Canadian volumes totaled
114.8 Bcf.) The  project,  if  completed,  will allow  customers  to  coordinate transportation  with  TransCanada  PipeLines  Limited  to  create  a  continuous transportation path from the producing regions in western Canada to the Ellisburg-Leidy Hub and the Eastern Seaboard markets it serves.1 Preliminary interest is highly promising. Should we expand our Canadian transportation by 500 MMcf per day, our total additional investment is expected to be about $240 million over a two-year period.1
     Moreover, one of our nonregulated subsidiaries, Leidy Hub, Inc., continues to promote the Ellisburg-Leidy Hub which connects our system with all major pipelines serving the Northeast markets. We believe that by increasing trading activity at the hub, we can increase investment opportunities for our pipeline and storage business.1
     With respect to new locales, we are pursuing a 50-50 partnership with Tenneco Energy to develop the Green Canyon Gathering System project. Our partnership would construct, own and operate a 24-inch, 153-mile offshore pipeline to gather natural gas from the Gulf of Mexico.1 It also intends to build a natural gas processing plant at the terminal end of the pipeline in Louisiana that can process 300 MMcf of gas per day.1 With capacity of approximately 515 MMcf per day, the pipeline would be able to access 3.4 trillion cubic feet of estimated reserves and would connect to five onshore pipelines in southern Louisiana.1 The project is expected to cost approximately $200 million and be in service in late 1997.1
     We are, of course, open to other opportunities wherever located and will pursue these as they are identified.1
     Exploration and Production
     Significant growth in production volumes of both natural gas and oil, as well as improved prices for both commodities, created a near tripling of operating income before income taxes to $46.4 million in fiscal 1996. Seneca
Resources  Corporation's  (Seneca)  Gulf Coast  program  continues to drive this segment's achievements. Offshore finds at West Cameron 552 and Vermilion 252, discussed in our last two annual reports, are the major contributors to production increases for the year.
     Total production volumes nearly doubled to 49.2 Bcf equivalent from 25.4 Bcf equivalent last year. Natural gas production rose by 85% to 38.8 Bcf from
20.9 Bcf in 1995. Oil production of 1,742,000 barrels was more than twice the prior year production of 739,000 barrels. Weighted average prices for natural gas rose $.68 to $2.35 per Mcf. Oil prices climbed $3.34 to $19.50 per barrel. You may remember that last year we delayed production when prices were low to preserve the value of our reserves for our shareholders. We are pleased to have reaped the benefits of the higher prices in 1996.
     We continue to see this segment as an area of significant growth.1 Our team in Houston is, in our opinion, one of the best. On this score, we believe that the 1996 results speak for themselves. In addition to the dramatic 94% increase in production, we particularly take pride in our productivity. Our ability to hold the line on costs is an important contributor to the bottom line. This control is clearly reflected in this year's drop to $.31 per Mcf equivalent for lifting cost and to $.12 per Mcf equivalent for general and administrative costs.
     Overall, extensions and discoveries added 63.4 Bcf equivalent to reserves in 1996. Including purchases and revisions, our reserve replacement rate was 109%. While below our goal of 150%, our reserve base is still growing. Looking forward to fiscal 1997, based on reserve additions and existing production, our goal is a 10-20% increase over 1996 production volumes of 49.2 Bcf equivalent.1 In this regard, a very pleasing result has been the ongoing performance of West Cameron 552. Current daily production from that field is running at 59 MMcf of natural gas and 650 barrels of oil, with no recompletions to access new reservoirs.
     Gulf Coast Emphasis
     Our most significant recent discovery is on West Cameron 182. A first exploratory well encountered three productive sands and indicated 94 feet of net pay. We have booked 20.7 Bcf equivalent of reserves, mostly natural gas, related to this discovery. We also added 33.0 Bcf equivalent to reserves (29.2 Bcf equivalent of which is oil) related to Main Pass 256/257, a block we purchased in 1995. Three-dimensional (3-D) seismic data enabled us to identify these additional reserves. We anticipate developmental drilling on two wells here in fiscal 1997.1 On the West Delta 31 and 32 Blocks purchased in 1995, we are moving forward with exploratory drilling. We continue to believe that the West Delta blocks shows significant promise of additional reserves.1 Total offshore drilling for 1997 is currently estimated at 16 wells - 12 gas and 4 oil.1
     Onshore in Texas we maintained our 100% success rate in the North East Clay trend with six wells drilled in 1996. In fiscal 1997, we intend to expand our drilling into new horizons in the North East Clay field, as well as in West Texas, Mississippi and Alabama.1 Many of these 19 planned wells have been evaluated using 3-D seismic data.
     California
     Planned 1996 drilling in California was pushed into fiscal 1997 largely due to permitting delays. Two wildcats already drilled this autumn were dry holes. In addition, we intend to drill two developmental wells in 1997, one in Temescal and one on our HAMP Lease acreage.1
     East
     In 1996 our East Division drilled five exploratory wells in Ohio. None were successful. We continue to evaluate the over 900,000 acres of mineral leases and fee properties in our possession.1 Our natural resource holdings include oil, gas, some coal and a significant amount of timber (primarily furniture-quality cherry and oak.) Revenues from the sale of timber are reported separately in the Other Nonregulated segment.
     Hedging Activity
     Seneca engages in hedging activity to manage a portion of the market risk associated with fluctuations in the price of natural gas and crude oil. In fiscal 1996 payments on hedges totaled $11.8 million. This "loss" was offset by the higher prices received for actual production. On September 30, 1996, Seneca had hedged for fiscal 1997, 24.9 Bcf of gas at a weighted average price of $1.92 per Mcf, and 1,371,000 barrels of oil at a weighted average price of $18.00 per barrel.
     Moving Forward
     Our goal is to increase reserves and production through exploration.1 Our internal technological expertise is substantial. We have nine geologists and geophysicists at eight workstations identifying our next prospects. We possess 3-D seismic data on approximately 3,500 square miles, and have two-dimensional seismic data on about 274,000 linear miles. Over the next three years, we plan to spend about $25 million for additional 3-D seismic data.1 To date we have successfully built an inventory of 27 undrilled prospects in the Gulf of Mexico, representing two to three years of drilling activity.1
     Other Nonregulated activities
     Our pursuit of international opportunities is the main cause of a decline in the results of our Other Nonregulated segment in 1996. Overall, pre-tax operating income was down by $11.6 million compared to fiscal 1995. In August our international subsidiary, Horizon Energy Development, Inc. (Horizon), withdrew from participation in the development of a 151-megawatt power plant near Kabirwala in east-central Pakistan. Total costs associated with the project totaled $.16 per share in 1996. There were no material costs or expenses deferred on the books at year end for this or any other project being considered by Horizon.
     The decline in this segment also reflects the one-time gain in the prior fiscal year from the sale of the equipment of Utility Constructors, Inc., our pipeline construction subsidiary. Revenues were also lower in our timber operations because of softness in the market. Partially offsetting these declines, our energy marketing subsidiary, National Fuel Resources (NFR), reported stronger results on increased volumes.
     None of our Other Nonregulated subsidiaries is, at this point, a large contributor toward earnings. However, with the one exception of Horizon, all of these businesses are profitable - and, without exception, all are part of our future growth strategy.1
     Energy Marketing
     NFR continues the geographic expansion of its business. It recently opened new offices in Chicago, Illinois and Greenville, Pennsylvania. Our New Jersey office now has been in operation for one year. In September we increased that office's customer base by acquiring the rights to all of Chevron USA Inc.'s New Jersey retail natural gas sales contracts.
     Fiscal 1996 also marked our entry into residential marketing. NFR has been selected as the gas supplier by approximately 500 residential customers in Bay State Gas Company's customer choice pilot program in Massachusetts. Through participation in this pilot program, NFR is preparing itself for the opportunities which will come with fully competitive residential markets. Moreover, it is developing an electric marketing operation, subject to regulatory approval. Upon approval NFR intends to become a full service energy provider for retail customers.1
     International Opportunities
     The mission of Horizon is to evaluate possible roles for the Company in the international arena.1 Throughout the last year, we have examined many possibilities in that quest and reached some conclusions. For instance, as already discussed, we withdrew from a project in Pakistan and have no further plans with respect to that country.1
     An area in which we have a significant interest is Eastern Europe.1 The general costs of running a business in this region are less than in the West and, following the end of the Cold War, there is a real need for expertise and funding to build infrastructure. In June, Horizon purchased Beheer-en-Beleggingmaatschappij Bruwabel B. V. (Bruwabel). Bruwabel is a Dutch company whose principal assets are a power development group and a small district-heating plant located in the Czech Republic. Horizon plans to convert the heating plant to a combined-cycle cogeneration facility, with electrical output of up to 50 megawatts.1
     Dividend Increase
     Fiscal 1996 marked our 26th consecutive year of dividend increases and the 94th year of uninterrupted dividend payments. This year we raised the annual dividend rate by 3.7% to $1.68 from $1.62. It was a greater increase than in recent years and a rate of increase higher than inflation. The current success of our Company and its future prospects enabled us to do this.1
     Financing Plans
     Reflecting our belief in its growth prospects, over half of our $214.0 million 1997 capital budget, or $116.2 million, is targeted for our Exploration and Production segment, particularly in the Gulf Coast region.1 Utility capital expenditures are budgeted at $61.9 million, and will be used mostly to replace main and service lines.1 The $31.6 million allocated for our Pipeline and
Storage segment largely covers the reconditioning of storage wells and replacement of storage and transmission lines.1
     Cash flow from operations combined with short-term debt is expected to cover these expenditures.1 We also expect to issue new debentures or medium-term notes late in calendar 1997, to retire $50 million of 6.42% medium-term notes maturing in November 1997.1 The current budget does not include monies for the 1998/1999 Niagara Expansion Project or the Green Canyon Gathering System project. Other debt and equity issuances will be considered, as necessary, to finance these and any additional projects.1
     Personnel Changes
     George L. Mazanec joined our Board of Directors in October. Mr. Mazanec has more than 30 years of experience in the energy industry, most recently as a member of PanEnergy Corporation's Board of Directors and its Policy Committee. David N. Campbell resigned as a Director this summer. We wish him well. John M. Brown retired as a Director in February. Jack had more than 40 years of service with our Company when he retired as Vice Chairman in 1989. We will miss his contribution. James A. Beck was named President of Seneca Resources Corporation. Jim has more than 20 years of experience in the oil and gas business, the most recent seven years with us. In addition, Philip A. Turek, Vice President of National Fuel Gas Supply Corporation, and Robert P. Borneman, Vice President of National Fuel Gas Distribution Corporation, retired effective October 1, 1996. Finally, as our greatest strength has always been our employees, we would like to thank all of this year's retirees for their years of commitment and contribution to our Company.
     Recognition
     We are proud to place these 1996 results before you and are pleased at the market's recognition of the value we have created. While the price of many natural gas company stocks (and probably our own) appears to be partly fueled by the wave of recent electric-gas mergers, we believe the recent run-up in our stock is supported by the strong performance of our business. Our return on equity is up, system volumes are up, production is up and there are ongoing earnings opportunities in all of our segments.1 We should note that we are closely watching restructuring events in the electric industry. As always, we will carefully evaluate all opportunities that present themselves, and will only pursue those that are additive to the long-term value of the Company and its shareholders.1
     /s/ Bernard J. Kennedy
     Bernard J. Kennedy
     Chairman of the Board, President and Chief Executive Officer
     /s/ Philip C. Ackerman
     Philip C. Ackerman
     Senior Vice President
     December 13, 1996
     1 This document contains "forward looking statements" as defined by the Private Securities Litigation Reform Act of 1995. Forward looking statements, including those designated by a "1," should be read with the cautionary statements included in the Annual Report on Form 10-K at Item 7, under the heading "Safe Harbor for Forward-Looking Statements."

APPENDIX TO EXHIBIT 13 - This appendix contains a narrative description of image and graphic information as contained in the Letter to Shareholders included in the paper copy of the Company's combined Annual Report to Shareholders/Form 10-K.

 1.) Image - Picture of Bernard J. Kennedy, Chairman of the Board, President and Chief Executive Officer, and
         Philip C. Ackerman, Senior Vice President.

 2.)     Graph - Total Return

         Bar graph showing National Fuel Gas Company's total return (percent) for fiscal year 1996 as compared with the S&P 500 and Dow Jones Industrial Average as follows:

         Dow Jones Industrial Average    25.6%
         National Fuel Gas Company       33.7%
         S&P 500                         20.2%

 3.)     Graph - Percent Colder

         Bar graph showing fiscal 1996 percent colder than last year and colder than normal (based on degree days) for Buffalo, New York and Erie, Pennsylvania, as follows:

                         Percent Colder Than
                         Last Year     Normal
                         ---------     ------

         Buffalo, NY       16.5%        7.1%
         Erie, PA          17.1%        8.1%

 4.)     Image - Illustration of residential houses, with the following caption:
         Unlike most pilots underway around the country, our program, if approved, would provide a unique opportunity to test competition in an environment where the utility no longer acts as a merchant of gas.1

 5.)     Graph - Utility Rates

         Bar graph showing the Company's utility rates lower than the state average for the year ended September 1996, as follows:

                                   National Fuel         State Average
                                   -------------         -------------

         Average cost per Mcf
          for year ended
          September 1996:

              New York                 $7.96                 $8.58
              Pennsylvania             $6.35                 $6.85

 6.)     Graph - Utility Customers Served

         Bar  graph   showing   utility   customers   served  per  employee  for
         Distribution   Corporation's   combined   New  York  and   Pennsylvania
         jurisdictions for 1992 through 1996, as follows:

                                 9/92   9/93   9/94   9/95   10/96
                                 ----   ----   ----   ----   -----

         Utility
          Customers
          Served Per
          Employee               296    303    319    324     378

 7.) Image - Map of northeastern United States and Canada with arrow pointing to the Pipeline and Storage segment's operating location.

 8.) Image - Illustration of natural gas pipeline, with the folowing caption: Like our Utility segment, it is the goal of this segment to avoid filing a rate case for as long as possible.1

 9.)     Graph - Transportation and Storage Service Revenues

         Pie graph of the Pipeline and Storage segment's transportation and storage service revenues of $160.4 million, by contract length (in percents) for 1996, broken down as follows:

         Less than One Year           4%
         One to Five Years           15
         Greater than Five Years     81
                                    ----
                                    100%

10.)     Image - Illustration of offshore drilling, with the following caption:
         Our goal is to increase reserves and production through exploration ... we have successfully built an inventory of 27 undrilled prospects in the Gulf of Mexico, representing two to three years of drilling activity.1

11.)     Graph - Oil and Gas Production

         Bar graph showing oil and gas production (in billion cubic feet (Bcf) equivalent), for the years 1992 through 1996, as follows:

                   1992    1993    1994    1995    1996
                   ----    ----    ----    ----    ----

         Gas       12.1    19.9    23.3    21.0    38.8

         Oil        3.8     5.0     6.2     4.4    10.4
                   ----    ----    ----    ----    ----

                   15.9    24.9    29.5    25.4    49.2

12.)     Graph - Seneca Resources General and Administrative Costs

         Bar graph showing Seneca Resources general and administrative costs in dollars per Mcf equivalent for 1992 through 1996, as follows:

                                      1992    1993    1994    1995    1996
                                      ----    ----    ----    ----    ----

                                      $.28    $.25    $.22    $.24    $.12

13.)     Graph - Lifting Cost

         Bar graph  showing  lifting  costs (in dollars per thousand  cubic feet
         (Mcf) equivalent) for the years 1992 through 1996, as follows:

                                      1992    1993    1994    1995    1996
                                      ----    ----    ----    ----    ----

                                      $.62    $.54    $.45    $.44    $.31

14.)     Graphs - Oil and Gas Prices

         Two bar graphs showing weighted average oil and gas prices (in dollars) for the years 1992 through 1996, as follows:

                                      1992    1993    1994    1995    1996
                                      ----    ----    ----    ----    ----

         Gas (per Mcf)                $1.97   $2.20   $2.18   $1.67   $2.35

         Oil (per bbl)               $17.11  $16.78  $14.86  $16.16  $19.50

15.) Image - Illustration of a globe showing parts of North America, Europe and Africa with United States flag and Czech Republic flag overlaying portions of the globe.

16.)     Graph - Annual Dividend Rate

         Bar Graph showing the annual dividend rate per share at year end (in dollars per share) for 1986 through 1996 as follows:

         1986  1987  1988  1989  1990  1991  1992  1993  1994  1995  1996
         ----  ----  ----  ----  ----  ----  ----  ----  ----  ----  ----

         $1.14 $1.20 $1.26 $1.34 $1.42 $1.46 $1.50 $1.54 $1.58 $1.62 $1.68

17.)     Graph - Stock Price Performance

         A line graph showing the Company's weekly closing stock price per share from September 30, 1996 through December 13, 1996, as follows:

         9/30/96                 $36.75
         10/4/96                 $37.375
         10/11/96                $36.875
         10/18/96                $37.75
         10/25/96                $37.25
         11/1/96                 $37.375
         11/8/96                 $39.50
         11/15/96                $42.75
         11/22/96                $42.375
         11/29/96                $42.625
         12/6/96                 $42.00
         12/13/96                $41.375