Form 10-K, Exhibit 13
period 1997-09-30
NATIONAL FUEL GAS CO
filed 1997-12-23
CIK 70145

Letter to shareholders
     Our pledge to you in last year's annual report was that we would "continue to focus our energies not only on increasing the size of your Company, but also on enhancing its value per share." Fulfilling this pledge...
     ...We are pleased to report earnings this year* of $3.01 per share, up from last year's $2.78 per share. The total market value of Company stock rose by approximately $288 million, and the market price per share increased $7.25 per share to $44.00 at September 30, 1997, a 19.7% increase over the market price at September 30, 1996. At the time of this writing, the market price of your Company stock has increased even further to $44.75 per share.
     The essence of this Annual Report is that this year was a great one for your Company, that last year was a great year as well, and that we are positioned for more great years in the future.1
     The excellent earnings and promising prospects for future growth enabled your Company to declare a dividend increase in June of $.06, to $1.74 per share on an annual basis. Our dividend record now stands at 27 years of consecutive increases and 95 years of uninterrupted payments. The total shareholder return (with dividends reinvested) for 1997 was 24.6%.
     This year's record earnings result from the combined efforts of all the employees of National Fuel. As we have reduced the number of employees by 28% over the last five years, the remaining employees have worked harder and smarter to fill the gaps left by departures and have focused their energies and talents to provide superb performance and service to our customers and our shareholders. In particular, their effort resulted in earnings increases in the Company's two regulated business segments: Pipeline and Storage and the Utility. The Exploration and Production segment again made a substantial contribution to the Company's earnings, but its results were down from last year's due mainly to the high demand for, and resulting scarcity of, drilling rigs which prevented us from taking advantage of all the opportunities we wanted to pursue in 1997.
     Pipeline and Storage
     The Pipeline and Storage segment's pre-tax operating income increased to $73.5 million. This increase was the result of adding 33 new firm transportation or storage contracts, up by 24% from last year and because of higher revenues from unbundled pipeline gas sales.
     Expansion
     We continue to pursue two fundamental strategies for expanding the Pipeline and Storage segment's business.
     (1) We have been exploiting our location between Canada and the energy-hungry East Coast markets for well over a decade.
     In our most recent series of projects, we offered to construct a major expansion of our system from the Canadian border at Niagara Falls, New York to the Leidy, Pennsylvania market hub that supplies the East Coast, especially the expanding mid-Atlantic and south Atlantic markets. The pipeline would be expanded in phases and placed into service in 1997, 1998 and 1999. We received Federal Energy Regulatory Commission (FERC) approval for, and placed into service in November 1997, an expansion to accommodate a firm shipper of 25,000 Dth/day, and filed in November 1997 another application to provide firm, winter-only, transportation of 23,000 Dth/day for another shipper commencing November 1998. We will also file at the FERC for authorization to construct another expansion to be in service November 1999 for up to 400,000 Dth/day, if the market develops and potential shippers are willing to commit for capacity using this route.1
     Taking a new approach to bringing gas from Canada to the East Coast, in September 1997, the Pipeline and Storage segment entered into agreements which will result in our joining Independence Pipeline Company (Independence) as an equal partner with subsidiaries of The Coastal Corporation, The Williams Companies Inc., and possibly one or more other partners. Independence plans to construct 370 miles of interstate natural gas pipeline from Defiance, Ohio to Leidy, Pennsylvania, along with three compressor stations.1 Independence plans to project finance 70% of the construction cost, and to receive capital contributions from the partners for the remaining 30%.1
     The Independence pipeline will provide, for the first time, a critical link in the path for about 900,000 Dth/day of gas to move from the Chicago area to the East Coast. The gas at Chicago could originate from Canadian sources or from the mid-continent supply areas of the United States. From Leidy, gas can readily move into New York City and the expanding markets of the mid-Atlantic and south Atlantic regions. Independence filed a FERC application in March 1997, requesting an order which would enable the Independence pipeline to be in service by November 1999. Binding agreements have been executed with two shippers for more than 60% of the capacity of the project. One of those shippers is DirectLink Gas Marketing Company (DirectLink), a gas marketing company formed by affiliates of the sponsors of the Independence project, including a National Fuel subsidiary as an equal partner. DirectLink subscribed for about 500,000 Dth/day of firm transportation on the Independence pipeline, plus equivalent firm transportation on an ANR Pipeline Company expansion project (SupplyLink) to move gas from Chicago to the beginning of Independence's system at Defiance. DirectLink is considering subscribing for capacity on MarketLink, an expansion project of Transcontinental Gas Pipe Line from Leidy to the New York City area.1
     (2) In 1996 our Pipeline and Storage segment took its first step to expand into new geographic areas through acquisitions and joint ventures.1
     Our Green Canyon project will be a 50/50 collaboration between the Pipeline and Storage segment and subsidiaries of El Paso Energy Corporation. Together, we plan to construct and operate gathering and transmission lines in the Gulf of Mexico (the Gulf) and an onshore processing plant in Louisiana. Originally planned to go into service in late 1997, we are putting off the preparation and filing of the FERC application to construct this project until after shippers indicate their intent to utilize the facilities. The severely limited availability of drilling rigs experienced by all of the operators in the Gulf in the current environment is causing delay and uncertainty among the producers who are the prospective shippers on this project. We continue to believe that this project will be the best way to access certain reserves in the Gulf, but will minimize our expenditures until the time is right. Our current plans call for placing the project in service in the year 2000 if we have committed shippers and regulatory approvals.1
     New Technology
     In September 1997, the Pipeline and Storage segment finished drilling the first horizontal well in a western New York underground natural gas storage field, where the pay zone is only 8-10 feet thick. Other companies, including our Exploration and Production segment, have used horizontal wells to dramatically increase deliverability per well in tight sands formations in other parts of the country. At this writing, work on the well and the connecting well line has not been completed, so we do not know exactly how much the new well will increase deliverability. However, because the length of the well that has contact with stored gas has been increased dramatically to over 2,000 feet, the time it takes to both fill and withdraw the stored gas should be significantly reduced.1 More rapid deliverability commands a premium price for storage service. If proved successful, this technology could well be used in some of the 34 other storage fields we own to increase the overall deliverability and flexibility of National Fuel's storage fields.1 The increased deliverability would provide exciting new opportunities to meet multiple markets' peak gas demand requirements and therefore, additional opportunities for revenue growth.1
     Other Matters
     Our Supply Corporation was successful in its last rate case in settling many thorny issues and in creating a platform for building future successes. While rate cases have never been popular, in the past regular filings for rate increases were unavoidable. We believe that now, with low inflation and some reasonable revenue growth, rate cases can be avoided. This will require attention to cost control but we are confident of our abilities in that area.1
     Among other efforts at cost containment is our focus on payroll. At the end of 1997 there were 442 full time equivalent employees in the Pipeline and Storage segment, down 13.5% from 511 at the end of 1996 (due primarily to an early retirement offer in 1996).
     Utility
     The Utility segment's 1997 pre-tax operating income increased by $8.6 million, to $123.9 million. The driving factor in this 7.5% increase was the reduction of operation and maintenance (O&M) expenses by 7%. While the largest part of the savings came from reductions in manpower through an early retirement offer, the cost of which was booked in 1996, all areas of expense came under scrutiny, particularly general administrative and overhead type costs. The Utility segment also benefited from a two-year rate settlement in New York, reached in July 1996. Pursuant to the settlement, rates increased 1.1% or $7.2 million on October 1, 1996 and again by $7.2 million on October 1, 1997. If actual earnings exceed a 12% return on equity for the period October 1, 1995 through September 30, 1998, 50% of the excess is to be shared with the ratepayers. In 1997 the Utility recorded a $3 million refund liability for the estimated sharing through September 30, 1997. The Utility segment does not currently plan to file for a rate increase in New York for 1999.1
      In Pennsylvania, the Utility segment has not filed for a general rate increase since settling a rate case that went into effect at the beginning of 1996. The Utility segment does not currently plan to file for any rate increase in Pennsylvania for 1998 or 1999.1
     In both our service areas and across the nation, legislatures and regulators are requiring that independent gas marketers gain increased access to the gas sales markets served by utilities. Utilities are being required to unbundle their sales services from their transportation services, enabling other entities to sell gas (i.e. the merchant function) to retail customers who would purchase only transportation service (and not the gas itself) from the utility.
     In New York state, the Public Service Commission Staff has issued a report which envisions the state's local distribution companies exiting the merchant function over a five year period. The gas restructuring bill in Pennsylvania lost its momentum during the course of this past year. A collaborative effort proposed for early October 1997 is being organized in December. While some legislative activity is taking place, the state's gas utilities are increasingly opening their systems to transportation and the need for legislation is diminishing rapidly.1 We are constantly evaluating issues such as upstream capacity, obligation to serve, system reliability and rate design, with an eye toward minimizing any stranded or transition costs as we go forward with the removal of the utility from the regulated gas sales function.1
     In this time of change, there are many unknowns involving, for instance, ultimate responsibility for supplier of last resort, meter reading, billing, and collections. However, it is clear that the final winner is most likely to be the most efficient, lowest cost provider, and our utility is striving to put itself in that position.1 We have broken the mold of annual rate cases. We have no cases pending in either New York or Pennsylvania and we have no current plans to file a case.1
     Instead of annual rate increases, we are aggressively controlling costs. This includes labor reductions through early retirement offers. At year-end 1997, the Utility segment had 1,875 full time equivalent employees, down 12.1% from year-end 1996, and customers per employee increased from 343 at the end of last year to 390 at the end of 1997. The Utility segment's O&M expense as a whole (including labor) was down by $14.0 million in 1997, with reductions in almost every area of expense. In addition, the Utility segment is implementing a superior contractor administration program, which is intended to minimize the cost per foot of pipe installed, while maximizing the replacement of old, high-maintenance steel pipe with long-life, low-maintenance plastic pipe.
     It is also important to continue offering innovative, reliable, user-friendly customer service.1
     In New York, we began offering a Fixed Price Option to sales customers who wish to lock in their price of gas during the winter months. This offers stability to customers who do not wish to have the risk (and benefit) of the often volatile nature of winter gas prices.
     In our pending Erie County New York Office of Temporary and Disability Assistance Project (formerly Department of Social Services) we will transport gas for the County and let the County, through a selected aggregator, provide gas directly to customers on public assistance. This will reduce the cost of providing energy to these customers and, therefore, taxpayer expense, while at the same time reducing our administrative burden in billing and collecting from hundreds of individual customers.1
     In Pennsylvania, we began the Energy Select Pilot Program in the greater Sharon area, where for 18 months beginning October 1, 1997, the customers must buy their gas from a gas merchant other than the Utility. The Utility will continue to transport gas to these customers and to receive its profit margin on this service.
     The Utility segment is approximately 50% of your Company's assets and net income. It is presently a stable, solid foundation for our other activities and because of its already high market share and constrained geographic area, we do not expect it to grow as rapidly as the other segments of the Company.1
     Exploration and Production
     The Exploration and Production segment's pre-tax operating income was $42.7 million in 1997, down $3.7 million or 8% from the prior year's record results. One of the principal contributors to the decline was the substantial increase in the number of active drillers seeking opportunities in the Gulf in 1997. This resulted in dramatic increases in the costs of operating offshore, and brought a scarcity in available drilling rigs which caused delays in our drilling program and production.
     To some extent, we have remedied this problem. At year end, we had three rigs drilling onshore and one offshore and expect to keep at least one rig running offshore throughout 1998.1 We anticipate drilling more wells in total in 1998 than in 1997.1 At year end we had six successful gas wells awaiting completion, pending delivery of three offshore platforms which have been ordered.
     Production and Pricing
     Despite our early difficulties in getting drilling rigs, total production volumes increased slightly to 50.0 Bcf equivalent from 49.2 Bcf equivalent last year. The Gulf division led the increase with a 17.5% increase in oil production, thanks to the first full year of production, from our discovery at Vermilion Block 252. Overall, oil production increased to 1.9 million barrels from 1.7 million barrels the year before. Both our Gulf and West divisions increased their gas production, but these increases were offset by the production lost from the sale of more than 200 of our nonstrategic Appalachian wells. Overall, our natural gas production decreased only slightly from 38.8 Bcf to 38.6 Bcf.
     Weighted average prices for natural gas rose $.25 to $2.60 per Mcf from the 1996 level of $2.35 per Mcf. Weighted average oil prices rose $1.13 per barrel to $20.63 per barrel. The higher prices for both oil and gas caused an increase in hedging costs for the year. This cost for 1997 was $21.5 million, compared to a 1996 hedging cost of $11.8 million.
Our basic policy is to hedge approximately 60% of our anticipated production.
     Operating Efficiency
     In 1997, we participated in the drilling of 27 gross wells. We were successful on 10 of 16 wells offshore and 6 of 11 wells onshore, for an overall success rate of 59%. The decrease from our 1996 success rate of 71% is a reflection of our shift in exploration philosophy from small low-risk plays to exploration prospects that have larger reserves but are slightly riskier.
     Because our production did not increase as much as we expected, our unit costs rose slightly. General and Administrative costs of $.15 per Mcf equivalent increased from $.12 per Mcf equivalent in 1996 and our lifting costs increased to $.35 per Mcf equivalent from $.31 per Mcf equivalent in 1996. Both figures remain below our peer group averages of $.20 and $.59 respectively.
     Reserve Replacement
     Overall, extensions and discoveries added 50.1 Bcf equivalent to reserves in 1997, almost exactly the amount of our 1997 production. However, after factoring in purchases and revisions, our reserve replacement rate fell to 68%. The largest revision of the year was in oil reserves offshore where a two-block complex in 320 feet of water proved to be uneconomic after further drilling in 1997. This required a downward revision of over 5 million barrels of oil. Capital spending on seismic data and leases increased by 77% to $34 million in 1997. This should improve opportunities to grow reserves in the future.1 It also demonstrates our commitment to growing the Exploration and Production segment through exploration.1 Our average reserve replacement for the past five years was 136%.
     Onshore Emphasis
     Our fundamental, overriding goal remains to invest wisely and as competition has increased and costs have escalated, this has become more difficult to do offshore.1 Thus, in spite of our historical success with low-risk offshore drilling prospects in 1997, we began to turn our attention to increasing our onshore activity where prices have remained stable and the competition is not yet so frenzied. Our focus included more use of onshore 3-D seismic and expanding into new areas. These included West Texas, where we have participated in three successful wells out of a total of five gross wells. We own 3-D seismic data on 56 square miles in West Texas. In California, we have started a joint venture on 20,000 gross acres and will be covering an additional 34,000 gross acres with new 3-D seismic. In Wyoming's Big Horn Basin, we are participating in exploring 165,000 gross acres as a 35% working interest owner. In Alabama, we are preparing to drill a second well after our initial discovery earlier in 1997. Our ongoing exploration program has 12 geologists, geophysicists and consultants using nine 3-D workstations to evaluate seismic data on over 12,000 square miles to identify drilling prospects in the regions indicated on the map on page 12.
     Our Exploration and Production segment continues to look for suitable acquisitions to complement its exploration growth.1 Our acquisition team evaluated 32 potential acquisitions, made offers on nine of them, and successfully closed one offshore acquisition. We expect this activity to increase in 1998.1
     In November 1997, the Exploration and Production segment signed a letter of intent with the Whittier Trust Company to acquire properties in the Midway-Sunset and Lost Hills fields in the San Joaquin Basin of California. There are approximately 498 wells currently being steam flooded on these properties. With the pending acquisition, the potential reserve base would become 58% oil and 42% gas.1 This acquisition would complement the segment's focus on growth by increasing its activities in domestic onshore areas.
     Other Nonregulated Activities
     We view our other nonregulated activities as building blocks for the long-term future.1 As a group, they showed a slight pre-tax operating loss of $0.7 million for 1997 primarily because of our conservative policies of expensing project development costs and aggressively expensing the cost of timber acquisitions.
     As the Pipeline and Storage segment has already unbundled gas sales from transportation and the Utility segment increasingly does so, our energy marketing subsidiaries will become more important.1 Our substantial timber holdings, which we acquired many years ago incidental to our gas production operations, continue to increase in value both because of growth and price increases due to growing world-wide demand for quality hardwoods. Our international expansions enable us to utilize our expertise in running a regulated company in areas outside our traditional franchised service area.
     Energy Marketing
     National Fuel Resources (NFR) again had positive pre-tax operating income in 1997. It continued to build customer base, expand the menu of services offered to its customers, and prepared for the opportunities created by the continuing deregulation of the gas and electric industries.1
     NFR was very successful in growing its market base in the last year. During 1997, NFR almost doubled the number of industrial and commercial customers it serves under long-term gas supply contracts. This was accomplished through acquisitions, marketing initiatives, providing customers with a variety of pricing options and superior customer service.
     NFR developed a proprietary customer information and billing system which will help better serve its customers and enable it to manage larger numbers of customers. The system is compatible with electric power sales which we expect to be an increasingly important market.1 In 1997, NFR received approvals from FERC and the Securities and Exchange Commission to sell electricity, both in the wholesale and retail markets. As part of a retail electric pilot program available to food processors and commercial farming operations in New York state, NFR is now providing a limited number of its customers with electric energy service.
     In August 1997, the Company formed a new subsidiary, Niagara Energy Trading Inc., in order to focus on opportunities in wholesale gas marketing and other energy transactions. Although just newly established, we believe this subsidiary will give the system additional flexibility in its energy marketing activities.1
     International Opportunities
     The Company has selected Central Europe, and specifically the Czech Republic, as its current focus for international expansion.1 The region has an abundance of central steam plants which not only complement our existing expertise in providing retail heating service, but which also provide logical host sites for additional electric power generation to meet growing demand and to provide a cleaner source of electricity than the old, existing, dirty coal plants. Conversion to natural gas is a logical connection for us.
     In 1996, we acquired one steam plant/electric host site at Kromeriz, Czech Republic. In 1997, we acquired a 36.8% equity interest in Severoceske Teplarny, a.s. (SCT), a steam and power company located in Most, Czech Republic. In December 1997, Horizon acquired an additional 34% equity interest, bringing our total interest in SCT to 70.8%.
     SCT's strategic value is in its control of logical sites for additional electric power generation.1 These sites include existing infrastructure and appropriate zoning to support new generation to satisfy growing Czech demands. The Czech Republic is presently a net importer of electricity. We have an experienced power development staff in Prague and knowledgeable, experienced management at SCT, which are valuable resources in identifying and evaluating other opportunities in the Czech Republic. This location also provides a convenient base to access Poland, Hungary and eastern Germany.1
     Financing Plans
     Because of our emphasis on expanding the nonregulated segments, over half of our $212.4 million capital budget for 1998 is aimed at these segments.1 There is $132.2 million targeted for our Exploration and Production segment.1 Utility capital expenditures are projected at $51.9 million, and will be used mostly to replace main and service lines.1 The $28.0 million allocated to our Pipeline and Storage segment largely covers the reconditioning of storage wells and the replacement of storage and transmission lines.1 The remainder of the capital budget is planned for the other nonregulated segment.1
     These numbers do not include any amounts for the 1999 Niagara Expansion Project, the Green Canyon Gathering System Project, any SCT construction projects, or extraordinary acquisitions. The amounts and timing of the issuance and sale of debt and/or equity securities will depend on market conditions and the requirements of the Company.1
     Board of Directors and Management Changes
     We are pleased to announce that James V. Glynn has joined our Board of Directors. Mr. Glynn is President of Maid of the Mist Corporation and a Director for the First Empire State Corporation.
     On December 2, 1997, Luiz F. Kahl resigned as a Director. He had served in this role since 1992 and we wish him well.
     In other changes affecting the Company and its principal subsidiaries, Ronald J. Tanski was named Controller of National Fuel Gas Distribution Corporation. Paula M. Ciprich was named Assistant Secretary and General Counsel of National Fuel Gas Distribution Corporation. James R. Peterson was named Assistant Secretary of the Company and General Counsel of National Fuel Gas Supply Corporation. Gil E. Klefstad was named Vice President-Exploration of Seneca Resources Corporation.
     Finally, as our greatest strength has always been our employees, we would like to thank them and all of this year's retirees for their years of commitment and contribution to your Company.

/s/Bernard J. Kennedy
Bernard J. Kennedy
Chairman of the Board, President and Chief Executive Officer

/s/Philip C. Ackerman
Philip C. Ackerman
Senior Vice President
December 11, 1997
*All references to years in this Annual Report are to the Company's fiscal year, which ends September 30.

1 This document contains "forward looking statements" as defined by the Private Securities Litigation Reform Act of 1995. Forward looking statements, including those designated by a "1," should be read with the cautionary statements included in this Annual Report on Form 10-K at Item 7, under the heading "Safe Harbor for Forward-Looking Statements."

APPENDIX TO EXHIBIT 13 - This appendix contains a narrative description of image and graphic information as contained in the Letter to Shareholders included in the paper copy of the Company's combined Annual Report to Shareholders/Form 10-K.

 1.) Image - Picture of Bernard J. Kennedy, Chairman of the Board, President and Chief Executive Officer, with Philip C. Ackerman, Senior Vice President.

 2.)     Graph - Stock Price Performance Month End Prices

         Bar graph showing National Fuel Gas Company's month end stock price performance (in dollars per share) for the period September 1996 through September 1997, as follows:

          9/30/96        $36.75
         10/31/96        $37.25
         11/30/96        $42.63
         12/31/96        $41.25
          1/31/97        $42.25
          2/28/97        $43.00
          3/31/97        $42.75
          4/30/97        $41.63
          5/31/97        $41.38
          6/30/97        $41.94
          7/31/97        $42.50
          8/31/97        $44.44
          9/30/97        $44.00

 3.)     Graph - Annual Dividend Rate at Year End

         Bar graph showing the annual dividend rate per share at year-end (in dollars per share) for 1987 through 1997, as follows:

         1987  1988  1989  1990  1991  1992  1993  1994  1995  1996  1997
         ----  ----  ----  ----  ----  ----  ----  ----  ----  ----  ----

         $1.20 $1.26 $1.34 $1.42 $1.46 $1.50 $1.54 $1.58 $1.62 $1.68 $1.74

 4.)     Graph - Return on Average Common Equity

         Bar graph showing average return on common equity for 1993 through 1997, as follows:

         1993     1994     1995     1996     1997
         ----     ----     ----     ----     ----

         11.0%    11.3%*    9.6%    12.6%    13.0%

         *Includes effect of $3.2 million for cumulative effect of changes in accounting.

 5.)     Graph - Pipeline and Storage Throughput

         Bar graph showing Pipeline & Storage throughput with percentage of total transportation throughput broken out between affiliated and nonaffiliated customers, for 1993 through 1997, as follows:

                            1993    1994    1995    1996    1997
                            ----    ----    ----    ----    ----

         Affiliated         48%     45%     42%     41%     42%
         Nonaffiliated      52%     55%     58%     59%     58%
         Total Sales (Bcf)  257.3   296.6   290.7   325.0   309.2

Image 6 - 8 are contained on a page devoted to the Pipeline & Storage segment briefly described as follows: The Company's federally-regulated Pipeline and Storage activities include transporting and storing natural gas for National Fuel's local distribution market as well as for nonaffiliated companies in the northeast.

 6.) Image - Map of Northeastern United States with outline of Independence Pipeline Project, with the following caption: The Pipeline and Storage segment is a partner in the $675 million Independence Pipeline Project to bring gas from Defiance, Ohio to Leidy, Pennsylvania. It will consist of approximately 370 miles of 36-inch diameter pipe with an initial capacity of about 900,000 Dth/day.

 7.)     Image - Picture of whirlpool  sandstone,  with the  following  caption:
         Samples of whirlpool sandstone were collected during the drilling of the horizontal well. The magnified area shows the interconnected pores where natural gas (blue area) is being stored in the whirlpool sandstone (white area).

 8.) Image - A drilling rig which is drilling the horizontal well in Holland, New York. Also pictured as an inset is a diagram of how the horizontal well flows from underground to surface, with the following caption: National Fuel Gas Supply Corporation has successfully completed western New York's first horizontal well which is also the first horizontal natural gas storage well in this area. It is located in Holland, New York and was drilled to improve storage deliverability.

 9.)     Graph - Fiscal 1997 Weather

         Bar graph showing fiscal 1997 percent warmer than last year and colder than normal for Buffalo, New York and Erie, Pennsylvania, as follows:

                                         Percent (warmer) or
                                               colder
                                         -------------------

                  Buffalo, New York      (5.7)%      1.5%
                  Erie, Pennsylvania     (5.5)%      2.8%

Images 10 and 11 are contained on a page devoted to the Utility segment briefly described as follows: National Fuel's state-regulated utility operation sells and transports natural gas to nearly 732,500 residential, commercial and industrial customers in Western New York and Northwestern Pennsylvania.

10.) Image - Picture of people gathered at a meeting in Sharon, Pennsylvania, with the following caption: More than 100 people packed the Sharon, Pennsylvania municipal building to hear about "Energy Select." This 18-month pilot program, approved by the Pennsylvania Public Utility Commission, gave approximately 19,000 National Fuel Gas Distribution Corporation residential and small commercial customers the option to choose their natural gas supplier.

11.) Image -Picture of a natural gas cogeneration system located at Genesee Mercy Health Care, in Batavia, New York. Also pictured in an inset, is the front desk at the aforementioned facility. The caption reads as follows: Genesee Mercy Health Care, formerly Genesee Memorial Hospital, located in Batavia, New York, has installed a natural gas cogeneration system with hot water heat recovery. The modular system enhances National Fuel's throughput and furthermore guarantees the hospital a savings of approximately $130,000 per year in energy costs. Pictured above (l-r): Michael W. Gardner, Director of Facilities Management for Genesee Mercy Health Care and Daniel L. Corbett, Energy Consultant for National Fuel.

12.)     Graph - Utility Operation and Maintenance Expense

         Bar graph showing the Utility Operation's operation and maintenance expense (in millions of dollars) for 1993 through 1997, as follows:

                                 1993    1994    1995    1996    1997
                                 ----    ----    ----    ----    ----

                                 $179    $193    $194    $201    $187

13.)     Image - Picture of a "Line Tamer" machine,  with the following caption:
         The "Line Tamer" machine allows construction crews to insert significant lengths of pipe under a road or riverbed, greatly reducing construction time and fusion needs. In the past, 6-inch plastic pipe in 40 foot lengths, had to be fused, but with the "Line Tamer" 460 feet of coiled pipe is straightened under pressure for immediate installation.

14)      Graph

         Bar graph showing oil and gas production (in billion cubic feet (Bcf) equivalent), for the years 1993 through 1997, as follows:

                                  1993    1994    1995    1996    1997
                                  ----    ----    ----    ----    ----

         Gas                      19.9    23.3    20.9    38.8    38.6

         Oil                       5.0     6.2     4.5    10.4    11.4
                                  ----    ----    ----    ----    ----

                                  24.9    29.5    25.4    49.2    50.0

15.)     Graph - Exploration & Production General and Administrative Costs

         Bar graph showing Exploration & Production general and administrative costs in dollars per Mcf equivalent for 1993 through 1997, as follows:

                      1993     1994     1995     1996     1997
                      ----     ----     ----     ----     ----

                      $.25     $.22     $.24     $.12     $.15

Images 16 - 19 are contained on a page devoted to the Exploration & Production segment briefly described as follows: This unregulated business segment focuses on the exploration for, and production of, natural gas and oil in the Gulf Cost, Appalachia, and California.

16.) Image - Picture of an onshore well in Monroe County, Alabama, with the following caption: Seneca Resources is a partner in an onshore exploration venture in Monroe County, Alabama, it is anticipated that 300 barrels of oil will be produced daily.1

17.) Image - Picture of an offshore drilling rig in the Gulf of Mexico, with another picture inset of 3-D seismic data, with the following caption:
         Seneca Resources has the Ocean Tower #305 Drilling Rig under a nine month contract. It will be utilized at various locations in the Gulf of Mexico. 3-D seismic data is used to determine potential sites.

18.) Image - Seneca Resources reserves by region - Illustration of various states which Seneca Resources has reserves in. The states are divided into regions and a percentage of reserves in each region are displayed as follows:

                      West (California and Wyoming)          32%
                      Gulf (Texas, Louisiana, and Alabama)   46%
                      East (New York, Pennsylvania,
                         Ohio and Michigan)                  22%

19.) Image - Picture of a rig on a well in the San Joaquin Basin, in Kern County, California, with the following caption: Breen #14-1 is Seneca Resources latest onshore exploration venture in the San Joaquin Basin, in Kern County, California. This wildcat well will be evaluated for the drilling of one or more horizontal holes to test the Antelope Shale and Stevens Sand formations.

20.)     Graphs - Oil and  Gas Prices

         Two bar graphs showing weighted average oil and gas prices (in dollars) for the years 1993 through 1997, as follows:

                           1993     1994     1995     1996      1997
                           ----     ----     ----     ----      ----

         Gas (per Mcf)     $2.20    $2.18    $1.67    $2.35     $2.60

         Oil (per bbl)    $16.78   $14.86   $16.16   $19.50    $20.63

21.)     Graph - Lifting Cost

         Bar graph showing lifting costs (in dollars per Mcf equivalent) for the years 1993 through 1997, as follows:

                               1993     1994     1995     1996      1997
                               ----     ----     ----     ----      ----

                               $.54     $.45     $.44     $.31      $.35

22.)     Graph - Drilling Costs

         Bar graph showing offshore, onshore and weighted average drilling costs (dollars per foot) for the years 1995, 1996 and 1997, as follows:

                                         1995     1996     1997
                                         ----     ----     ----

                  Offshore               $138     $260     $355
                  Onshore                $126     $ 96     $112
                  Weighted Average       $132     $191     $261

23.)     Graph - NFR Revenues

         Bar graph showing revenues of National Fuel Resources (NFR) (in millions of dollars) for the years 1993 to 1997, as follows:

                              1993     1994     1995     1996     1997
                              ----     ----     ----     ----     ----

                              $21.5    $50.8    $40.9    $60.3    $70.1

Images 24 and 25 are contained on a page devoted to the Other Nonregulated segment briefly described as follows: These activities include energy marketing, timber management and international operations.

24.) Image - Picture of National Fuel Resources personnel at Bufalo, New York headquarters, with the following caption: National Fuel Resources
         (NFR) personnel, at the Buffalo, New York headquarters, discuss the buying and selling of gas futures based on the New York Mercantile Exchange. Pictured: (l-r): Michael P. Bielawski, Patricia L. Collins, NFR President Robert J. Kreppel and Gwen Applebaum.

25.) Image - Picture of Severoceske Teplarny, a.s. (SCT) with the following caption: Bruwabel, B.V., a wholly owned subsidiary of Horizon Energy Development, Inc. acquired a strategic interest in Severoceske Teplarny, a.s. (SCT). SCT has district heating and power generation operations located in the northern Bohemia region of the Czech Republic.