Form 10-K, Exhibit 13
period 1998-09-30
NATIONAL FUEL GAS CO
filed 1998-12-21
CIK 70145

LETTER TO SHAREHOLDERS


         1998* was a year in which we, and many companies in our industry, faced serious challenges. The weather was, on average, 12% warmer than normal in our Utility service areas. Our Exploration and Production segment experienced the unpredictable fury of this year's tropical storms, which, although not resulting in any physical damage for us, caused our gas production in the Gulf of Mexico to be shut-in for 13 days. Also, the steady decline of oil and gas prices was a significant factor in the year's earnings.

         In the second quarter of 1998, we could not avoid the "ceiling test" used under the rule prescribing the full cost method of accounting for oil and gas exploration and production operations. As a result of falling prices, we recorded a non-cash impairment to our oil and gas assets of $79.1 million after tax, or $2.06 per share.** The rule requiring this write-down is, unfortunately, a one way street, making it both arbitrary and misleading. While there is no denying that declining prices had a negative impact on the value of our oil and gas assets, we believe this snapshot approach to valuation overstates the magnitude of the decline as of fiscal year-end, and ignores the routine seasonal variability of energy prices. The rule provides only for write-downs and doesn't allow for write-ups that may occur due to subsequent price increases. While the requirement arguably provides a reasonable representation of our experience in the second quarter, it does not fully reflect our experience for the year.

         Our method of accounting for depletion of oil and gas properties was changed, effective October 1, 1997, to the more widely used units of production method. This resulted in a non-cash, non-recurring reduction of earnings per share of 24 cents. Without these two non-cash reductions, earnings per share were strong at $2.91 - only 3% lower than last year's record earnings. However, with the two non-cash special items, earnings per share for 1998 were $0.61 versus $3.01 for 1997.

         The total market value of Company stock rose approximately $128.7 million, to $1.8 billion, despite the volatility in the stock market this year. The market price per share closed at $47 on September 30, 1998, 6.8% higher than the market price per share on September 30, 1997.

         Once again, your Company fulfilled its commitment to annual dividend increases. In June, the Board of Directors raised the dividend by $0.06 (3.4%), to $1.80 per share on an annual basis, bringing you 28 years of consecutive increases and 96 years of uninterrupted dividend payments. As we look forward to the future growth of your Company, we expect the Company to continue this long history of uninterrupted dividend increases.1

-----------------------
 * All references to years in this Annual Report are to the Company's fiscal year, which ends September 30.
 ** All references to earnings per share are for basic earnings per common share.

         Several exciting projects and acquisitions were completed in 1998 which added value to your Company and, in turn, gave rise to new opportunities.1 Our goal of increasing domestic onshore activities of the Exploration and Production segment was achieved when we closed three acquisitions in the San Joaquin Basin in California. Our Pipeline and Storage segment became an equal partner with affiliates of Transcontinental Gas Pipe Line Corporation, one of the Williams Companies, and ANR Pipeline Company, a subsidiary of The Coastal Corporation, in the Independence Pipeline project. The International segment achieved an identity of its own through our considerable investments in Severoceske teplarny, a.s. and Prvni severozapadni teplarenska, a.s. which are both located in the northern region of the Czech Republic. We reached a settlement on the primary issues of a long-standing IRS audit, which provided a net $5.0 million benefit to the Company. Finally, but certainly important among this year's successes, we are pleased to report that the excellent efforts made by our employees to contain costs lead to another two-year rate settlement in New York, resulting in a rate reduction for our customers.

         We are all very aware that current events impact your Company. The worldwide surplus of crude oil and the warmer than normal temperatures have kept oil and gas prices at near record low levels. The strength of your Company will be tested in 1999 by many outside elements such as the predicted slowdown in the world economy, continued low commodity prices, and energy industry deregulation resulting in consumer choice of energy providers. Given the opportunities we enjoyed in 1998 to further your Company's historic strengths and to enhance our strong foundation, we are confident your Company will meet these challenges, grow from them and present an even stronger Company that will see us into the new millennium.1

EXPLORATION AND PRODUCTION

         The Exploration and Production segment experienced a pre-tax operating loss this year of $93.3 million, down $136 million from the prior year due to the non-cash impairment. Excluding this impairment, the segment had pre-tax operating income of $35.7 million, down $7 million from the previous year.

         At the beginning of the year when oil and gas prices were up, it was nearly impossible to obtain offshore drilling rigs at reasonable prices. Thus, we chose to defer drilling many of our planned wells. We took advantage of this lull in our drilling program to arrange three acquisitions of properties in the San Joaquin Basin in Southern California. We believe these properties will significantly enhance this segment's long-term growth potential.1 These acquisitions cost approximately $268 million, including assumed debt of $64.7 million, and contributed substantially - approximately 436 Bcf equivalent - to our total reserve base, which now stands at 725 Bcf equivalent. The mix of our reserves also changed, where nearly 55% is now oil and 45% is natural gas compared to 32% oil and 68% gas at September 30, 1997.

         In March, we acquired from The Whittier Trust Company and others properties in the Midway-Sunset and Lost Hills Fields, which added approximately 40 million barrels of proved oil reserves. In May, we completed a tender offer for HarCor Energy, Inc., an oil and gas company with properties located primarily on the west side of the San Joaquin Basin, which produce natural gas and higher gravity oil. Finally, in June, we acquired from Bakersfield Energy Resources, Inc. the remaining interests in those oil and gas assets located in the Lost Hills Field. In addition to the properties, we also acquired a gas processing plant and associated pipelines. As part of our West Coast reorganization plan, Barry L. McMahan was elected Vice President of Seneca Resources Corporation and is responsible for all West Coast operations.

         As oil and gas prices declined during the year we had some good news in the form of dramatically reduced prices for drilling rigs and other services associated with well completion. During the fourth quarter, we initiated development drilling on the California properties and resumed an active exploration program. To date, 35 development wells were successfully drilled on the California properties, with additional wells underway.1

         Total production volumes increased to 52.2 Bcf equivalent this year from 50.0 Bcf equivalent last year. Oil production increased to 2.6 million barrels from 1.9 million barrels the year before, primarily due to increased oil production late in the year from the newly-acquired California properties. However, natural gas production levels went down from 38.6 Bcf to 36.5 Bcf because of decreased rig availability and tropical storms, as noted above.

         Should oil and gas prices improve, and if rig rates remain affordable, we expect to increase total production next year by approximately 46% to 76 Bcf equivalent and maintain a production ratio of 65% gas and 35% oil.1 In this regard, 82 exploration and development wells are planned for 1999.1 We anticipate most of the gas production increase for next year will be in the offshore area.1 In fact, late in the fourth quarter we successfully completed two additional development wells in the Gulf at Vermilion Block 309, raising the number of successful wells in that Block to six. All wells in this Block should be on line by the end of January 1999, and production from these wells is expected to be near 60 MMcf per day.1 In addition, we look for California production to increase approximately 15% for next year.1

         Lower commodity prices do present other opportunities for us. A number of quality properties are for sale at competitive prices and many companies are looking for merger opportunities. We have further emphasized our business development efforts and will evaluate these opportunities as they arise.1 As part of this effort, Emmett Wassell was named to the newly created position of Vice President of Business Development of Seneca Resources Corporation, responsible for acquisitions and divestitures.

PIPELINE AND STORAGE

         The Pipeline and Storage segment's 1998 pre-tax operating income decreased by $2 million to $71.5 million. Lower revenue from unbundled pipeline sales and open access transportation was the major cause of this decrease.

         As the natural gas industry evolves, we are proceeding with two fundamental strategies:

      o Capitalize on the opportunities which naturally result from our excellent location between Canada and the energy-hungry East Coast markets.1

      o Expand our presence into new geographic areas through acquisitions and joint ventures.1

         In 1998, we continued to develop, with our partners, the Independence Pipeline project, an interstate natural gas pipeline from Defiance, Ohio to our hub in Leidy, Pennsylvania.1 The pipeline will provide a critical path for about 900,000 Dth/day of gas from the Chicago area to the energy-demanding East Coast markets.1 Although this gas will primarily serve electric generation loads, it is enough to serve 900,000 residential customers on an average heating day.1 This project is currently planned to be in service by late 2000.1

         The Independence Pipeline should also help us capitalize on opportunities for new or alternative uses of natural gas in the power generation market through its use of gas-fired turbines.1 This market is expected to generate areas of significant growth for our industry.1 As a result of deregulation and unbundling in the electric industry, many electric companies shied away from putting new units on line in recent years to avoid overcapacity and stranded costs. However, these companies now seek to reverse that trend and will look to increase the demand for and use of gas-fired turbines, thereby creating an additional market for natural gas.1

         Growth in demand for natural gas is also expected to result from the shutdown of uneconomic nuclear power plants.1 If these plants are replaced by gas-fired combined cycle units, industry reports predict an additional demand of
1.5 Tcf/year, with approximately 1.2 Tcf /year in the New England, New York, Pennsylvania and New Jersey areas.1 The Independence Pipeline will be well-situated, both geographically and from a competitive cost standpoint, to meet this increased demand.1

         We also anticipate increased demand for natural gas to result from the shutdown of coal-fired plants due to more stringent emission controls and costs. If these plants are also replaced by gas-fired combined cycle units, industry reports predict additional increased demand will range from 2.2 Tcf/year to 7.6 Tcf/year.1 As gas-fired units replace coal plants, emission of nitrogen oxide (which contributes to ozone depletion), sulfur dioxide (which causes acid rain) and carbon dioxide (which contributes to global warming) should be reduced significantly.1

         Underground gas storage has long been a critical and integral part of meeting seasonal demands for natural gas. As the demand continues to increase, we stand ready to develop a number of depleted gas fields, which we control, to provide additional storage capacity to meet these needs.1

         Moreover, given the success with our first horizontal storage well, from which we experienced a dramatic increase in deliverability, we are testing our other storage fields, in both New York and Pennsylvania, to determine if they are suitable for this new technology. Increasing the quantity of gas which can be withdrawn from storage in a day should provide new sources of revenue by enabling us to meet multiple markets' peak gas demand requirements.1 Also, applying our successful horizontal storage well technology to our other storage fields should enable us to build on our strategic location between Canadian supply sources and the East Coast market area.1

         The Pipeline and Storage segment is a major contributor to your Company's net operating income, consistently providing a sound foundation for growth. As the pipeline industry evolves, we have the necessary components to satisfy the needs of both existing and emerging energy markets.1

UTILITY

         The Utility segment's 1998 pre-tax operating income increased by $0.6 million to $124.5 million. However, $6.0 million of revenues related to the IRS audits was entirely offset by interest expense also related to the IRS audits; thus, excluding this $6.0 million of revenue, pre-tax operating income decreased $5.4 million to $118.5 million.

New York: At the expiration of the Utility's two-year rate settlement, we entered into a new two-year rate plan, commencing October 1, 1998. This plan provides for a $7.2 million rate reduction for our New York customers while preserving the 12% return on equity threshold for the 50/50 sharing of excess earnings with customers. Further, the new plan establishes a fund where $7.2 million of 1999 revenues will be set aside to help pay for future transition-related expenses incurred as the Company moves toward a competitive restructuring of its rates and services.1 We were able to negotiate this favorable rate plan primarily because of the Utility's ongoing cost control efforts.

         The New York Public Service Commission (PSC) recently issued a "vision statement" contemplating that local distribution companies would exit the merchant function over a three-to-seven year period. The PSC's proposal for the future of the gas industry in New York envisions that the Utility, as system operator, will retain the assets necessary to perform that function. These and other restructuring matters will be addressed in global settlement proceedings with each utility in New York. We will continue to work with the PSC and its Staff to more fully develop the PSC's restructuring objectives. However, we believe existing laws require gas utilities to maintain a certain, although possibly reduced, level of their traditional merchant service, including the requirement to serve as the retail customers' supplier of last resort.1

Pennsylvania: The Utility continues to avoid the need for a general rate increase through cost reductions and productivity advances and does not currently plan to file for any general rate increase in 1999.1

         In 1998, we participated in an industry collaborative whose goal was to draft restructuring legislation that would ultimately bring energy provider choice to all of Pennsylvania's retail gas customers. While we gained valuable experience and insight into potential legislative reform, we determined that the legislation being considered by the collaborative was not in the best interests of our customers or our shareholders. It was too complex and required far more changes in laws and regulations than was truly needed.

         However, we capitalized on that collaborative experience, as well as our experience garnered through the Company's Energy Select program. That pilot program allowed our customers in the greater Sharon area the opportunity to buy natural gas from a merchant other than the Utility. In late October 1998, we filed a proposal with the Pennsylvania Public Utility Commission to offer direct access to competitive markets for all customers on our system. This customer choice program requires no new legislation.1

         Recently, restructuring legislation was proposed in a significantly scaled-down version from the original gas restructuring bill. This draft proposal supports our view that sweeping changes to the current law are unnecessary. While we are evaluating this bill and its impact on our operations, we continue to pursue approval of our customer choice filing.1 To recognize his increased level of responsibility in Pennsylvania, Carl M. Carlotti was named Vice President of National Fuel Gas Distribution Corporation, responsible for the Pennsylvania division.

         As part of the industry's evolution, customer choice of gas suppliers is building momentum and should expand as customer awareness increases and as marketers pursue customers.1 No matter who the consumers buy their gas from, we will continue to deliver that gas in a cost efficient manner and profit from providing that service.1 To that end, we recently announced an early retirement offer to our employees. This will have a cost of approximately $5.5 million to be recorded in the first quarter of fiscal 1999; however, we expect to see some benefit to earnings in 1999, with the full value realized in fiscal 2000.1

INTERNATIONAL

         For the year, the International segment had pre-tax operating income of $2.1 million - up $5.1 million over the loss recognized last year. We continue our focus on eastern Central Europe - and the Czech Republic in particular - for further international expansion.1 Given the region's abundance of central steam plants and the prospects of increased electric energy usage, we expect more opportunities to use our expertise in both retail heating service as well as electric power generation.1

         Our total investment in the Czech Republic now stands at $125 million, with $240 million in total assets. We increased our total ownership interest in Severoceske teplarny, a.s. (SCT) to 82.7%. We also acquired an 86.2% ownership interest in Prvni severozapadni teplarenska, a.s. (PSZT), a wholesale power and district heating company located in the northern Bohemia region of the Czech Republic. PSZT derives its revenues from the sale of both electric energy and thermal energy produced from its generation facilities located in Komorany. PSZT also purchases thermal energy for resale to residential, commercial and industrial customers.

         In 1999, we propose to merge SCT and PSZT in order to achieve operating and management efficiencies.1 This proposed merger of SCT and PSZT would create the third largest heating company in the Czech Republic and the third largest private producer of electricity for sale to the grid.1

         Our investments in the International segment are an important part of our strategy to further increase your Company's earnings and shareholder value and provide a solid base to expand in eastern Central Europe.1 Over the next few years, we intend to exploit the co-generation prospects associated with our steam plants in the Czech Republic and use our facilities and personnel there to explore further opportunities, both within the Czech Republic and beyond its borders in Poland, Hungary and eastern Germany.1

OTHER NONREGULATED ACTIVITIES

         Our Other Nonregulated activities continue to grow and improve.1 As a group, they showed pre-tax operating income of $5.3 million, up $3.1 million from last year. Most of the increase came from our timber holdings and related sawmills. These holdings continue to increase in value due to biological growth and the steady demand for quality hardwoods.1

         National Fuel Resources, Inc. (NFR) continues its dramatic growth in energy marketing, increasing its customer base, broadening its services and building a foundation for capturing more and more customers who will choose their energy supplier in a competitive marketplace.1 As a result of its marketing initiatives and the continued expansion of its sales team, NFR serves approximately 5,400 residential and commercial customers under long-term gas supply agreements. We are particularly proud of the efforts made during the year to secure two significant agreements, which provide geographic diversity to our customer base and demonstrate our competitiveness outside National Fuel's historic franchise area. In February, NFR secured a gas supply contract with the State of New Jersey to service various state owned and operated facilities, making NFR one of that state's largest retail suppliers of natural gas. In July, NFR began supplying energy to the University of Rochester for its central heating plant, eighteen campus buildings and Highland Hospital. Under this two-year agreement, NFR will supply approximately 3 Bcf of natural gas for heating and other process needs.1

         NFR also participates in various natural gas and electric energy pilot programs, selling natural gas to residential customers in Pennsylvania as part of the Utility's Energy Select program and in Massachusetts as part of the Pioneer Valley Customer Choice program. Other electric projects for NFR include the state-wide pilot for food processors and farmers, and New York State Electric & Gas Corporation's Customer Advantage program for its electric customers in Lockport, New York. NFR successfully pursued this market, securing a contract to serve all of the Niagara County facilities in the pilot area.

         We are excited about the challenges and changes offered by the ever-changing gas and electric industry. As other companies have exited the market, or encountered heavy losses, NFR has remained a stable and profitable player, positioned to capitalize on regulatory changes that will occur in the future.1

INVESTING PLANS

         Because of our continued emphasis on expanding your Company's value as a diversified energy company, and in particular, capitalizing on the successes of the Exploration and Production segment, about one-half of our $204.4 million capital budget for 1999 is aimed at exploiting that segment's growth potential.1 There is $92 million targeted for our Exploration and Production segment, but this number is expected to fluctuate, depending on oil and gas prices and on drilling costs.1

         We have allocated $35.6 million of the 1999 capital budget to our International segment, to be used primarily for retrofitting our facilities in the Czech Republic to comply with their environmental regulations.1 The $27 million allocated to our Pipeline and Storage segment largely covers the reconditioning of storage wells and the replacement of storage and transmission lines.1 Utility capital expenditures are projected at $48.9 million and will be used mostly to maintain our system and to replace main and service lines.1 This is a marked decrease from recent levels of Utility expenditures, and it also reflects the cumulative effect of replacing our steel pipe with plastic. The remaining amount is planned for the Other Nonregulated segment.1 As always, these numbers do not include any amounts for acquisitions or investments.

         Finally, we would like to thank all of our employees, including those who retired this year, for their years of commitment and contribution to your Company. We gratefully express our appreciation for their dedication in helping us continue to grow the value of your Company. Their efforts have provided your Company with a solid foundation, upon which to plan our future growth and take advantage of the exciting opportunities which that future will inevitably bring.

/s/
Bernard J. Kennedy
Chairman of the Board, President and Chief Executive Officer


/s/
Philip C. Ackerman
Senior Vice President

December 10, 1998



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

 2.)     Graph - Annual Dividend Rate at Year End

         Bar graph showing the annual dividend rate per share at year-end (in dollars per common share) for 1988 through 1998, as follows:

         1988  1989  1990  1991  1992  1993  1994  1995  1996  1997  1998
         ----  ----  ----  ----  ----  ----  ----  ----  ----  ----  ----

         $1.26 $1.34 $1.42 $1.46 $1.50 $1.54 $1.58 $1.62 $1.68 $1.74 $1.80

 3.)     Graph - Return on Average Common Equity

         Bar graph showing return on average common equity for 1994 through 1998, as follows (1994 and 1998 show actual return and return excluding special items):

         1994     1995     1996     1997     1998
         ----     ----     ----     ----     ----

         11.3%     9.6%    12.6%    13.0%    11.9%*
         10.8%*                               2.6%

         *Excludes special items for impairment of oil and gas producing assets in 1998 and for cumulative effect of changes in accounting in 1998 and 1994.

 4.)     Graph

         Bar graph showing oil and gas proved developed and undeveloped reserves (in billion cubic feet (Bcf) equivalent), at September 30, 1994 through 1998, as follows:

                1994      1995      1996      1997      1998
                ----      ----      ----      ----      ----

        Oil    105.0     137.2     154.5     107.9     399.5

        Gas    247.4     221.5     207.1     232.4     325.1
               -----     -----     -----     -----     -----

               352.4     358.7     361.6     340.3     724.6


 5.)     Graph

         Bar graph showing oil and gas production (in billion cubic feet (Bcf) equivalent), for the years 1994 through 1998, as follows:

                           1994    1995    1996    1997    1998
                           ----    ----    ----    ----    ----

         Oil                6.2     4.5    10.4    11.4    15.7

         Gas               23.3    20.9    38.8    38.6    36.5
                           ----    ----    ----    ----    ----

                           29.5    25.4    49.2    50.0    52.2

 6.)     Graphs - Oil and  Gas Prices

         Two bar graphs showing weighted average oil and gas prices after hedging (in dollars) for the years 1994 through 1998, as follows:

                            1994     1995     1996     1997     1998
                            ----     ----     ----     ----     ----

         Oil (per bbl)    $14.86   $15.86   $18.01   $17.95   $13.03

         Gas (per Mcf)     $2.26    $2.01    $2.11    $2.18    $2.27

Images 7 - 11 are contained on a page devoted to the Exploration & Production segment as follows:

 7.) Image - Picture of an offshore drilling rig located offshore Louisiana, with the following caption: Vermilion Block #309, located offshore Louisiana, is Seneca Resources' largest production endeavor. Production from its six wells is expected to be at a rate of 60 MMcf per day.1

 8.) Image - Drilling rig with the following caption: Drilling rigs like the one pictured are used in Seneca Resources' San Joaquin exploration program.

 9.)     Graph  -  1998  Exploration  and  Production  Capital  and  Acquisition
         Expenditures

         Pie graph showing the following pie slices for the total $391.2 million (which includes $64.7 million of assumed debt) of 1998 Exploration and Production Capital and Acquisition Expenditures: Whittier 36%; HarCor 25%; BER 8%; Offshore 25%; Onshore and Other 6%.

10.) Image - Picture of gas processing plant with the following caption: In addition to oil and gas assets located in the San Joaquin Basin, California, Seneca Resources acquired the Belridge gas processing plant in June 1998. This plant has the capacity to remove and separate natural gas liquids from 22 MMcf of gas per day.

11.) Image - Pumping unit with the following caption: This pumping unit typifies the preferred method of lifting crude oil to the surface in Seneca's California operations.

Images 12 - 13 are contained on a page devoted to the Pipeline & Storage segment as follows:

12.) Image - Picture of Concord Station Compressor engine with the following caption: The Concord Station Compressor engines have been altered to accommodate a wider range of operating conditions and handle additional throughput from the Niagara Expansion. Pictured: (center) Concord employee Michael P. Yasurek surveys the installation of a master rod and crossbar.

13.) Image - Map of Northeastern to Midwestern United States with outline of proposed Independence Pipeline Project, with the following caption: The proposed Independence Pipeline will transport natural gas to distribution companies, electric power producers and large-volume industrial and commercial customers, offering access to every major natural gas supply basin in North America, from the Gulf of Mexico, to western Canada.

         A second image of a circle containing the following sentence appears above the image of the map: The Independence Pipeline will provide a critical path for about 900,000 Dth/day of natural gas ... enough to serve 900,000 residential customers.

14.)     Graph - Pipeline and Storage Throughput

         Bar graph  showing  Pipeline & Storage  throughput  with  percentage of
         total   transportation   throughput  to  affiliated  and  nonaffiliated
         customers, for 1994 through 1998, as follows:

                           1994    1995    1996    1997    1998
                           ----    ----    ----    ----    ----

         Affiliated         45%     42%     41%     41%     32%
         Nonaffiliated      55%     58%     59%     59%     68%
         Total Sales (Bcf)  296.6   290.7   325.0   300.3   313.0

15.)     Graph - Utility Operation and Maintenance Expense

         Bar graph showing the Utility segment's operation and maintenance expense (in millions of dollars) for 1994 through 1998, as follows:

                                 1994    1995    1996    1997    1998
                                 ----    ----    ----    ----    ----

                                 $193    $194    $201    $187    $184

16.)     Graph - Fiscal 1998 Weather

         Bar graph showing fiscal 1998 percent warmer than last year and warmer than normal for Buffalo, New York and Erie, Pennsylvania, as follows:

                                             Percent warmer
                                            Than         Than
                                          Last Year     Normal
                                          ---------     ------

                  Buffalo, New York         12.9%        11.6%
                  Erie, Pennsylvania        15.7%        13.4%

Images 17 - 18 are contained on a page devoted to the Utility segment as follows:

17.) Image - Picture of dispatch operations at Mineral Spring Works. Additional images above and to the right of dispatch operations picture are a National Fuel service van with dotted lines to an image of a satellite and a diagram of a dispatch service area map. The following caption is included: The dispatching of all New York customer service orders has been centralized at Mineral Spring Works. This facility operates 24 hours a day, 365 days a year. Pictured: (l-r): Teresa Ortiz, Aileen Kozakiewicz, Patricia A. White and Cheryl A. Henault.

18.) Image -Picture of National Fuel employees working on computerized mapping and work order management system with the following caption:
         National Fuel recently implemented an integrated, state-of-the-art computerized mapping and work order management system. This system will enhance mapping productivity, as well as provide "real time" gas facilities status. Pictured: Foreground: Erie Engineering employees Michael J. Bolla, Linda J. Wardzinski and Mark E. Thornton.

Images 19 - 21 are contained on a page devoted to the International and the Other Nonregulated segments as follows:


19.) Image - Picture of PSZT facility with the following caption: Horizon Energy Development, Inc. acquired a majority interest in PSZT, a wholesale power and district heating company located in the northern Bohemia region of the Czech Republic. At this facility, steam turbines produce 240 megawatts of electric generation. Additional image of a street and buildings in Prague, Czech Republic and a map of the Czech Republic with the general location of SCT and PSZT identified.

20.)     Image - Picture of Erie Barge Canal Locks with the  following  caption:
         National Fuel Resources is diversifying its energy selection by offering electric generation for sale to commercial, industrial and residential prospects in the Lockport, New York area. Symbolic of Lockport are the Erie Barge Canal Locks.

21.) Image - Picture of building at the University of Rochester with the following caption: National Fuel Resources has entered into a two-year agreement with the University of Rochester to supply approximately 3 Bcf of natural gas that will be used for heating and other process needs.

22.)     Graph - NFR Number of Customers

         Bar graph showing number of customers of National Fuel Resources (NFR) for the years 1994 to 1998, as follows:

                              1994     1995     1996     1997     1998
                              ----     ----     ----     ----     ----

         Commercial/
         Industrial            180      246      672      937    1,499

         Residential Gas         -        -        -      370    3,872

         Electric                -        -        -        -      105
                             -----    -----    -----    -----    -----

         Total                 180      246      672    1,307    5,476