Form 10-K, Exhibit 13
period 1999-09-30
NATIONAL FUEL GAS CO
filed 1999-12-21
CIK 70145

Exploration and Production
         If this discussion had taken place in March, six months into 1999, the tone and message would have been considerably different. Oil prices were excessively low at $9.03 per bbl and natural gas prices of $1.92 per Mcf were dropping significantly because of record storage volumes resulting mostly from a warmer than normal winter. This segment had only contributed about $.01 per share to the Company's earnings.
         What a difference six months makes! By the end of 1999 oil prices were moving toward $25.00 per bbl and natural gas prices increased to approximately $2.80 per Mcf . This segment's earnings for 1999 of $7.1 million, or $.18 per share, contributed 6% of Company earnings, and we also finished the year with a stellar production record. Total revenue this year was $147.0 million which was 18% higher than 1998. Production increased 17% from 1998 levels to 61.3 Bcf equivalent. A total of 118 wells were drilled this year, and our team, aided by 3-D seismic technology achieved a 91% success rate. We replaced 187% of 1999 production with new reserves from our exploration program, and total reserves increased 7% in 1999 to 776 Bcf equivalent.
         Performance improvements in our California operations were truly impressive in 1999. After completing our three acquisitions in 1998, initial operating costs were nearly $6.00 per bbl of oil. At the end of 1999, those costs were reduced to $4.07 per bbl . Production had also significantly improved, primarily due to a 95-well drilling program completed this year. At the end of 1999, daily oil production had increased 17% from initial production to 7,333 barrels per day.
         In the Gulf Coast, our successful offshore exploration program continued. New discoveries at Vermilion 309, Vermilion 253, West Delta 78, High Island 365, and Galveston 225 contributed to the reserve replacement discussed above. The most significant of these was the announced discovery at Vermilion 253 where the first well had over 900 feet of oil and gas pay sands. Production platforms and facilities are being installed, and we anticipate production to begin in late Spring 2000.* Drilling will continue on both Vermilion 253 and 309 in 2000 with more production expected to be placed on line from these blocks.*
         Cost controls and an extremely efficient operation helped make us one of the lowest cost operators in the Appalachian region. The nearly 450,000 acres controlled by Seneca Resources Corporation (Seneca) in Pennsylvania and New York are a potential untapped opportunity.* However, the relatively low reserves per well and the long lives of the wells mean that we have to be convinced that gas prices would reach a sustainable $3.00 per Mcf before we will commence large scale development.*
         Total production for Seneca for 2000 is expected to increase over 20% to 74.4 Bcf equivalent in a ratio of approximately 64% gas and 36% oil, and nearly 60% of this production is locked in through financial hedges.* Capital spending, exclusive of acquisitions, is anticipated to be $112.2 million with approximately 84% targeted for the Gulf Coast Region and the remainder for an additional 40 development well program which has begun in our West Coast operations.*
         Although 2000 could be as volatile as 1999, we expect it to present many opportunities as consolidation, strategic selling and asset monetization continue in the exploration and production sector.* The management and employees of Seneca will concentrate on continuing our success in reducing production costs, enhancing reserve replacement and growing your Company through the drill bit and through acquisitions.* Seneca is prepared to take advantage of these opportunities.*

Timber
         The Timber segment is an increasingly important source of earnings.* This year's earnings of $4.8 million, or $.12 per share, increased nearly 151% from 1998.
         This past July we acquired approximately 36,300 acres of land, timber and minerals from PennzEnergy Company for approximately $47.0 million. This property is largely quality timber acreage located within the "cherry corridor" of Pennsylvania.
         Presently, we are conducting a timber inventory, or "cruise," of all our holdings in order to better optimize the value of our timber assets. Many of our trees are nearing their economic maturity and detailed information is required to plan the most efficient realization of this value. We presently estimate that we own over 400 million board feet of hardwood timber, consisting mostly of cherry, maple and oak. Even after the cruise is completed and our plans are developed, it is likely that the maximum level of production will not be achieved for many years because of the sheer physical magnitude of carefully dealing with over 140,000 acres.* However, in the interim, we expect to sell certain noncore portions of our holdings in order to reduce debt.*

Pipeline and Storage
          Currently the third largest segment in terms of net plant, this segment continued to be a strong contributor to Company earnings, second only to the Utility. Net income of $39.8 million, or $1.03 per share, provided nearly 35% of 1999 Company earnings.
         In anticipation of the growing demand for natural gas in the East Coast markets, a portion of this year's capital budget was spent expanding the throughput capacity of our Ellisburg, Pennsylvania compressor station from 369 MMcf per day to over 431 MMcf per day. This additional capacity is designed to increase both pipeline throughput and storage customer access to Leidy Hub, a key link to the East Coast. We also anticipate expanding capacity incrementally in the Niagara Spur as demand increases.*
         Discussion at this Fall's annual meeting of the Interstate Natural Gas Association of America centered on the increasing use of gas-powered combined-cycle electric generation plants and gas peaking units and the anticipated construction of new power plants, the vast majority of which will be gas-fired.* Some of the reasons for gas-fired electric generation include reduced environmental air quality issues from coal-fired generation and efficiencies from technological advances in combined-cycle turbines and other types of gas-fired units.* This anticipated movement towards gas-fired generation presents tremendous growth opportunities for gas pipeline companies.*
         Much of this new power plant construction is expected to be directed to, and constructed near, the East Coast markets.* The question then becomes, where will these power generators get the gas for these new plants? We expect that some of it will come from the Gulf Coast, but that supply is likely to mainly feed the West Coast, lower Rockies, and the Southeast.* Much of the gas is therefore expected to come from the hubs near Chicago which are fed by Canadian producers via the Northern Border Pipeline Expansion, completed in 1998, and the Alliance Pipeline, which is currently under construction.* With this influx of Canadian gas, Chicago should have pent up capacity, while markets on the East Coast are expected to have pent up demand.* Consequently, capacity needs to be made available to move gas from Chicago eastward.* Another pipeline project, Vector, has received approval from the Federal Energy Regulatory Commission (FERC) to build a pipeline from Chicago to Dawn, Ontario. Designed to transport 1 Bcf per day of gas, we understand the Vector Pipeline has approximately half of its capacity subscribed to Eastern Canadian markets.* We expect the remaining capacity from Vector should most logically come across the Niagara River and through our system.*
         Of course, we are convinced that the best route for the Canadian gas is still through the Independence Pipeline. We are pursuing this $680 million project with our partners, affiliates of Transcontinental Gas Pipe Line Corporation (one of the Williams Companies) and ANR Pipeline Company (a subsidiary of The Coastal Corporation).* This pipeline, when constructed, should be the key link in a chain of pipelines from the Canadian Rockies to the East
Coast.* In November 1999 the project received the FERC final Environmental Impact Statement which is a very positive step toward project certification. We are awaiting final certification of the project. We believe that by supplying over 900,000 Dth per day of gas to the East Coast markets, this pipeline will be instrumental in capitalizing on the anticipated movement by the power generation industry toward gas-fired generation.*
         Your Company is, indeed, the "Gateway to the East" more so than it has ever been. We stand directly between the gas supplies heading from Western Canada to the East Coast markets, and we believe our pipeline and storage facilities are strategically located to take advantage of this growth opportunity.*

 Utility
         This segment's earnings of $56.9 million, or $1.47 per share, contributed the largest portion, approximately 49%, of the Company's net income in 1999. This is a remarkable achievement since our two year rate settlement in New York required an annual rate reduction of $7.2 million, and required us to set aside $7.2 million of 1999 revenues to fund future restructuring expenses incurred as New York State separates the sale of gas from transportation.
         Our continuing emphasis on cost containment has been instrumental in helping us to achieve better than expected results thanks to the efforts of our employees. By embracing the message of change, they helped us to further reduce total operating and maintenance expenses below last year's figures. This accomplishment is all the more noteworthy in light of the increased expense caused by our early retirement initiatives.
         During 1999, the local and national media made much of customer choice for utility customers. Electric choice initiatives in New York and Pennsylvania jumped into the spotlight as regulatory agencies launched public education programs and electric marketers began advertising campaigns for retail customers. The publicity suggests that there is a great deal of customer choice activity going on in the business, with customers switching suppliers and telemarketers pitching utility service and nontraditional products to an ever-growing pool of eligible utility customers. In fact, however, the reality is somewhat less exciting. While we have seen an increase in customer choice activity - currently over 70,000 of our more than 733,000 customers have switched to transportation service - we continue to manage the transition to competition as an evolutionary, considered process. Choice as an end unto itself is a dubious proposition, and we remain focused on building restructured services that preserve reliability and provide a framework for fair competition. These efforts have yielded a successful choice program that we expect will continue to produce benefits for the Utility, the Company and our customers as the industry's restructuring proceeds.*
         In an environment of rapid change, we have maintained the Utility's steadfast dedication to superior customer service. For instance, new programs were established in New York and Pennsylvania to provide gas appliance repairs or replacement for some of our neediest customers. We continued to work with local social service agencies to bring the benefits of competition to thousands of public assistance customers who might otherwise be overlooked as a potential market. We organized a Transportation Services Department in order to better and more efficiently serve the needs of our transportation customers. We continued to enhance our field procedures to allow more customers to initiate or transfer service without having to provide access to Company personnel. Finally, our traditional service performance measures continued to improve or remain at historically high levels.
         We have also scrutinized the Utility's practices and procedures in order to identify opportunities for technology improvement and efficiency gains. Currently, we are installing a new PeopleSoft(R) system that will greatly enhance our ability to retrieve and efficiently process financial and accounting information. Additionally, we are modifying our Customer Information System to allow for more flexibility in customer and marketer billing functions. In the field, technological advances have allowed our personnel to respond more effectively and efficiently to many situations, from environmental site monitoring to pipeline system repairs and maintenance. For example, by using a "vacuum" truck for line repairs, we significantly reduced the cost of gas line maintenance and site restoration costs. We are also using a "gas cam" which allows our crews to "see" through a tiny camera inserted into a pipe, thereby making corrosion and other line problems easier and less costly to isolate and repair.
          Finally, we are exploring a number of value added services and products designed to increase revenues from our existing customer base. In the Utility's service territories, National Fuel is a name that customers have long trusted for reliable gas service and expert energy advice. Particularly during these times of rapid change, opportunities for the Utility to offer non-traditional products and services are at their greatest. As a result, we are looking at energy end-use technologies, including microturbines and distributed generation projects, retail billing services, pipeline insurance and appliance leasing, among other things. Indications are promising that customers would be strongly interested in these and other products and services offered by the Utility.*
         In these changing times, we believe it is particularly important that we remain focused on the fundamentals. Thus, we will continue to emphasize our strengths: cost containment, superior customer service, and a managed transition to competition. At the same time, however, change presents new opportunities. We look forward to exploring those opportunities during the next year and as the business environment continues to evolve.

Energy Marketing
         In what may be a unique record among gas company marketing affiliates, each year since its inception in 1991 National Fuel Resources, Inc. (NFR) has contributed positively to Company earnings. In 1999, net income of $2.1 million, or $.05 per share, provided a return on its equity of 16.8%. As you can see from the charts provided, over 75% of our customer growth is attributed to residential gas customers, but the dramatic increase in volumes was accomplished across-the-board with growth in all customer segments. NFR has a multi-state presence and continues to expand its markets in New Jersey and Pennsylvania. However, regulatory changes in New York have been most favorable, and, as a result, our most dynamic growth has taken place there.
         NFR has strategically acquired upstream pipeline capacity and storage to assure reliable service to our customers at competitive prices.* Providing energy solutions for customers cannot be limited to natural gas and related value added services. We are also pursuing opportunities related to gas-fired generation which could position us for future retail electric opportunities.* While retail electric prospects are modest at the moment, we are confident that a fully competitive market will unfold over time and we will be well positioned for this opportunity.*

International
         Net income of $2.3 million, or $.06 per share, is a gratifying result from this relatively new segment. These earnings were $1.0 million or 78% higher than 1998's earnings of $1.3 million. This year also marked the first full 12 months of sales and revenues from our investment in Prvni severozapadni teplarenska, a.s. (PSZT).
         Capital expenditures of $27.6 million were used primarily for the construction of new boilers at our PSZT heating plant to comply with certain clean air standards mandated by the Czech Republic. Our net plant in the Czech Republic now stands at $203.5 million with total assets of $255.0 million.
         The merger of Severoceske teplarny, a.s. (SCT) and PSZT is expected to occur in 2000, and should provide efficiency improvements and cost reductions.* Future growth could come from a joint venture or similar alliance, preferably with a U.S.-based electric company.* We believe their knowledge of electricity and our natural gas expertise will provide enhanced development opportunities.*
         We are comfortable with our base in Prague which allows us to look at numerous prospects within Eastern Europe. As you may know, projects here happen later rather than sooner; thus, patience and a long-term view are key considerations as we continue to evaluate potential energy projects.*


*   This  document  contains  "forward-looking  statements"  as  defined  by the
    Private Securities Litigation Reform Act of 1995. Forward-looking statements, including those designated by a "*", should be read with the cautionary statements and important factors included in this Annual Report on Form 10-K at Item 7, under the heading "Safe Harbor for Forward-Looking Statements."

APPENDIX TO EXHIBIT 13 - This appendix contains a narrative description of image and graphic information as contained in the business segment discussion included in the paper copy of the Company's combined Annual Report to Shareholders/Form 10-K.


Images 1 - 6 are contained in a section devoted to the Exploration & Production segment as follows:


 1.) Image - Picture of James A. Beck, President, Seneca Resources Corporation. The following quote appears under the picture: "In the Gulf Coast, our successful offshore exploration program continued. The most significant of these was . . . Vermilion 253 where the first well had over 900 feet of oil and gas pay sands."

 2.) Image - Picture of Seneca employees analyzing data, with the following caption: Geologists and geophysicists use computer technology to interpret three dimensional (3-D) seismic data in order to recommend prospective oil and gas drilling sites. Pictured here: Scott Gorham and Gerald Langille of Seneca's Houston office.

 3.)     Image - Picture of heavy oil pumping units with the following  caption:
         These pumping units are part of the heavy oil operation on Seneca's Cherokee property at the Midway-Sunset Field. In 1999, Seneca drilled 51 wells at this site, which is located in California's San Joaquin Basin.

 4.) Image - Picture of Seneca employees reviewing 3-D seismic data with the following caption: Recommendations from analysis of 3-D seismic data are carefully reviewed and evaluated. Pictured here: Seneca Houston personnel Linda Holmberg and John McKnight.

 5.)     Graph - Proved Developed and Undeveloped Reserves

         Bar graph showing oil and gas proved developed and undeveloped reserves (in billion cubic feet (Bcf) equivalent), at September 30, 1995 through 1999, as follows:

                1995      1996      1997      1998      1999
                ----      ----      ----      ----      ----

        Oil    137.2     154.5     107.9     399.5     454.9

        Gas    221.5     207.1     232.4     325.1     320.8
               -----     -----     -----     -----     -----

               358.7     361.6     340.3     724.6     775.7


 6.)     Graph - Oil and Gas Production

         Bar graph showing oil and gas production (in billion cubic feet (Bcf) equivalent), for the years 1995 through 1999, as follows:

                1995      1996      1997      1998      1999
                ----      ----      ----      ----      ----

         Oil     4.5      10.4      11.4      15.7      24.1

         Gas    20.9      38.8      38.6      36.5      37.2
                ----      ----      ----      ----      ----

                25.4      49.2      50.0      52.2      61.3


Images 7 - 9 are contained in a section devoted to the Timber segment as follows:


 7.) Image - Picture of Highland employee operating machinery in sawmill with the following caption: Gregory Ochs operates the edger at the Marienville, Pennsylvania sawmill. The four sawmills owned by the Timber segment sold approximately 21.1 million board feet of logs and lumber this year.

 8.) Image - Picture of timber harvesting with the following caption: Much of the timber harvested is taken from the 140,000 acres owned by Seneca Resources.

 9.)     Graph - Timber Production

         Bar graph showing timber production in millions of board feet for the years 1995 through 1999, as follows:

                1995      1996      1997      1998      1999
                ----      ----      ----      ----      ----

                 6.6       6.4       9.8      14.6      21.1



Images 10 - 14 are contained in a section devoted to the Pipeline and Storage segment as follows:


10.) Image - Picture of Richard Hare, President, National Fuel Gas Supply Corporation. The following quote appears under the picture: "Your Company is, indeed, the "Gateway to the East" . . . We stand directly between the gas supplies heading from Western Canada to the East Coast markets . . ."

11.) Image - Picture of welding crew with the following caption: This year National Fuel Gas Supply Corporation replaced 14,000 feet of Line K, a major supply line which runs from Clarion, Pennsylvania to Buffalo, New York. Here, a welding crew works on a section of the new 20-inch steel pipe.

12.) Image - Map of northeast United States showing the proposed Independence Pipeline Project, with the following caption: Plans are in place to construct and operate the Independence Pipeline, a 370-mile interstate pipeline, of which we are 1/3 owner. This pipeline would transport about 900,000 Dth per day of natural gas from Defiance, Ohio to Leidy, Pennsylvania.

13.) Image - Picture of gas flare-ups with the following caption: Dramatic gas flare-ups at Summit Storage Field near Erie, Pennsylvania could be seen from quite a distance. This operation removes deposits that have accumulated in the wells and improves deliverability of natural gas out of the storage field.

14.) Image - Picture of Compressor at Ellisburg, Pennsylvania with the following caption: A $5.7 million investment was made in this 3,200 horsepower compressor at the Ellisburg, Pennsylvania Station, near the Leidy Hub. Put into service in March 1999, this new equipment increased capacity for both pipeline throughput and customer access to storage.


Images 15 - 23 are contained in a section devoted to the Utility segment as follows:


15.) Image - Picture of David F. Smith, President, National Fuel Gas Distribution Corporation. The following quote appears under the picture: "While we have seen an increase in customer choice activity . . . we remain focused on building restructured services that preserve reliability and provide a framework for fair competition."

16.) Image - Picture of plastic pipe with the following caption: Plastic pipe is now used more frequently by the Utility for mainline replacement projects. In addition to being lighter and more flexible than steel pipe, it is resistant to corrosion and lessens the time and costs associated with pipe fitting and welding.

17.) Image -Picture of Utility employees working on a construction site with the following caption: A new vacuum truck is now used throughout the Utility service territory. This equipment, often used in place of a backhoe, minimizes the size of construction sites thus reducing both restoration costs and related customer complaints. Pictured here: Jurel Hunt and Michael Siler of the Construction Department.

18.) Image - Picture of Utility employees working on gas service lines with the following caption: The Utility works with local businesses to support economic development. Over the summer, gas service lines were relocated to facilitate expansion of the Buffalo Bills' Ralph Wilson Fieldhouse in Orchard Park, New York. Pictured here: Orchard Park Service Center personnel Kevin McCarthy and Patrick McNerney.

19.)     Graph - Utility Operation and Maintenance Expense

         Bar graph showing the Utility segment's operation and maintenance expense (in millions of dollars) for 1995 through 1999, as follows:

                1995      1996      1997      1998      1999
                ----      ----      ----      ----      ----

                $194      $201      $187      $184      $182

20.)     Image -  Picture  of  Utility  employees  with the  following  caption:
         Training and preliminary implementation has begun for the PeopleSoft(R) Financials system. This new accounting and financial system is intended to improve timeliness of reporting as well as to simplify access to information. Pictured here: Marjorie Minotti instructs employee implementation team members, from left, Mark Kraemer, Robert Schneggenburger, Susan Bender, Joseph Short and Brian Hirsch.


21.) Image: Picture of Utility employees monitoring ground water with the following caption: Utility employees closely monitor ground water levels following a two year long environmental clean-up recently completed at the Erie, Pennsylvania Service Center. Pictured here:
         Tanya Alexander and Joseph Hartleb.

22.)     Graph - New Service Commitments

         Bar graph showing the Utility's percent of orders completed within 10 days, as follows:

                1995      1996      1997      1998      1999
                ----      ----      ----      ----      ----

                97.9%     99.1%     99.1%     99.8%     99.8%

23.)     Graph - Non-Emergency Appointments

         Bar graph showing the Utility's percent of appointments kept, as follows:

                1995      1996      1997      1998      1999
                ----      ----      ----      ----      ----

                96.8%     97.0%     97.8%     98.5%     98.8%


Images 24 - 27 are contained in a section devoted to the Energy Marketing segment as follows:


24.)     Image  -  Picture  of  Robert  J.  Kreppel,  President,  National  Fuel
         Resources,   Inc.  The  following  quote  appears  under  the  picture:
         "Regulatory changes in New York have been most favorable, and, as a result, our most dynamic growth has taken place there."

25.) Image - Picture of homeowner with the following caption: Through deregulation, gas marketers such as National Fuel Resources can offer homeowners the opportunity to receive savings on their natural gas bills.


26.)     Graph - NFR Number of Customers

         Bar graph showing number of customers of National Fuel Resources for the years 1995 to 1999, as follows:

                          1995      1996      1997      1998      1999
                          ----      ----      ----      ----      ----

         Electric            -         -         -       105       430

         Residential Gas     -         -       370     3,872    13,300

         Commercial/
         Industrial Gas    246       672       937     1,499     3,750
                          ----       ---     -----     -----    ------

         Total             246       672     1,307     5,476    17,480

27.)     Graph - Natural Gas Marketing Volumes

         Bar graph showing NFR's natural gas marketing volumes in Bcf for the years 1995 to 1999, as follows:

                1995      1996      1997      1998      1999
                ----      ----      ----      ----      ----

                18.8      20.2      21.0      26.5      34.5


Images 28 - 30 are contained in a section devoted to the International segment as follows:


28.) Image - Picture of Bruce H. Hale, Vice President, Horizon Energy Development, Inc. The following quote appears under the picture:
         "Future growth could come from a joint venture or similar alliance, preferably with a U.S.-based electric company."*

29.) Image - Picture of turbine generators with the following caption: At our electric generation and district heating plant in Komorany, Czech Republic, steam produced in nine high pressure boilers is used to fuel these eight turbine generators before being delivered to the primary pipeline as an energy source for industrial and municipal heating customers.


30.) Image - Picture of PSZT employees with the following caption: PSZT employees dispatch electricity to the local distribution grid from this control center 24 hours a day and 365 days a year.